Form 10-K, Exhibit 13
period 1995-06-30
IFR SYSTEMS INC
filed 1995-09-26
CIK 785546

                        I F R  S Y S T E M S ,   I N C .
- -------------------------------------------------------------------------------
                             PERFORMANCE  HIGHLIGHTS
- -------------------------------------------------------------------------------

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE)          1995           1994           1993           1992           1991
- -------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA
  Sales                                         $75,994        $65,073        $60,791        $39,710        $48,705
  Operating Income                                3,683          2,002          1,851          2,163          5,632
  Research & Development Expense                  7,892          7,505          6,107          5,968          5,269
  Net Income                                      2,251            987            877          1,612          3,930

- -------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
  Total Assets                                  $58,402        $51,232        $49,047        $43,326        $42,136
  Working Capital                                22,948         21,498         20,148         19,886         27,913
  Shareholders' Equity                           38,636         34,802         33,578         33,110         32,123
  Long-term Debt and
      Capital Lease Obligations                   4,981          3,419          4,058          4,269          3,065

- -------------------------------------------------------------------------------------------------------------------
PROFITABILITY RATIOS
  Gross Margin                                     37.5%          36.3%          34.4%          39.6%          37.3%
  Net Income                                        3.0            1.5            1.4            4.1            8.1
  Effective Income Tax Rate                        35.6           41.6           50.5           39.9           38.4
  Return on Assets                                  4.1            2.0            1.9            3.8            9.5
  Return on Equity                                  6.1            2.9            2.6            4.9           12.3

- -------------------------------------------------------------------------------------------------------------------
PER SHARE
  Net Income                                    $  0.41        $  0.19        $  0.17        $  0.30        $  0.71
  Book Value                                       7.08           6.65           6.43           6.19           5.87
  Dividends                                          --             --             --             --             --

- -------------------------------------------------------------------------------------------------------------------

                                   1995  SALES

                              BY PRINCIPAL MARKETS
                                 (IN THOUSANDS)

U.S. Government - $16,400
U.S. Domestic - $28,962
Export - $25,681
Parts and Service - $4,951

                        I F R  S Y S T E M S ,   I N C .
- -------------------------------------------------------------------------------
                                FINANCIAL REVIEW
- -------------------------------------------------------------------------------
QUARTERLY FINANCIAL DATA

The following quarterly financial data summarizes the unaudited quarterly results for the years ended June 30, 1995 and 1994. (DOLLARS IN THOUSANDS EXCEPT NET INCOME PER SHARE.)


                                                                      Quarters Ended
- ----------------------------------------------------------------------------------------------------
Fiscal 1995                                  September 30,  December 31,     March 31,     June 30,
                                                 1994           1994           1995          1995
- ----------------------------------------------------------------------------------------------------
Sales                                           $17,196        $21,220        $19,384        $18,194
Gross Profit                                      5,969          8,263          7,238          6,997
Net Income                                          184            878            655            534
Net Income Per Share                            $  0.03        $  0.17        $  0.12        $  0.09

- ----------------------------------------------------------------------------------------------------
Fiscal 1994                                  September 30,  December 31,     March 31,     June 30,
                                                 1993           1993           1994          1994
- ----------------------------------------------------------------------------------------------------
Sales                                           $15,153        $16,973        $15,629        $17,318
Gross Profit                                      5,513          6,360          5,983          5,750
Net Income                                          171            355            200            261
Net Income Per Share                            $  0.03        $  0.07        $  0.04        $  0.05

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FISCAL 1995 VS. 1994

     Sales for fiscal 1995 were $75,994,000 compared to $65,073,000 in fiscal 1994, an increase of 17 percent. Sales of communications service monitors to the U.S. Government increased $7,000,000, or 131 percent over the prior year. Sales of fiber optics test equipment increased 12 percent, while commercial communications test equipment sales remained flat and avionics and test and measurement sales were down slightly compared to the previous year. International sales increased from $16,877,000, or 26 percent of total sales in fiscal 1994 to $25,681,000, or 34 percent of total sales in fiscal 1995.

     Gross Margin improved from 36 percent in fiscal 1994 to 37 percent in fiscal 1995. This increase was due to a higher mix of fiber optics sales and reduced production costs related to the manufacturing of the FM-1600 family for the U.S. Army AN/GRM-114B test sets.

     Operating expenses increased 15 percent over the prior year. Current year operating expenses represented 32 percent of fiscal 1995 sales, while fiscal 1994 operating expenses were 33 percent of fiscal 1994 sales. Selling expenses increased 17 percent due primarily to higher sales commissions expense from the increase in sales. Administrative expenses increased 17 percent as a result of increased pension expense.

     Engineering expenses increased 12 percent. This is related primarily to the introduction of two new products. The mini-OTDR and MicroCell-100.

     Interest expense decreased 22 percent compared to the previous year. Improved collection of accounts receivable reduced the Company's average borrowings from the bank. The conversion of notes related to the Photon Kinetics ("Photon") acquisition also contributed to the decrease.

     The Company has recorded, for financial reporting purposes, deferred tax assets aggregating $1,170,000, for net operating loss carryforwards and tax credit carryforwards related to the acquisition of Photon. Realization of the deferred tax assets is dependent upon Photon's ability to generate taxable income in the future. Based on an analysis of Photon's existing taxable temporary differences, the presence of significant non-deductible acquisition costs and historical pretax operating results, a valuation

                        I F R  S Y S T E M S ,   I N C .
- -------------------------------------------------------------------------------
                                FINANCIAL REVIEW
- -------------------------------------------------------------------------------

allowance of $1,077,000 was recognized during fiscal 1995 to offset the deferred tax assets. The Company evaluates the realizability of the deferred tax assets quarterly. See Note 4 of the Notes to Consolidated Financial Statements for further discussion.

     The effective income tax rate was 36 percent for fiscal 1995 compared to 42 percent for fiscal 1994. The decrease in the rate is due primarily to an increase in the pre-tax income relative to the amount of nondeductible goodwill amortization. Consistent with fiscal 1994, use of research and development credits resulted in a reduction in the effective tax rate.

     No cash dividends were paid in fiscal 1995 or fiscal 1994. The Board of Directors periodically reviews the appropriateness of dividend payments taking into consideration numerous factors including the Company's cash requirements and performance.

FISCAL 1994 VS. 1993

     Fiscal 1994 sales were $65,073,000 compared to $60,791,000 in fiscal 1993, representing an increase of 7 percent. Sales, excluding the U.S. Army Contract, were $59,070,000 for fiscal 1994, compared to $52,000,000 for fiscal 1993, or an increase of 14 percent. As discussed further below, fiscal 1994 U.S. Army contract shipments were temporarily suspended in early August 1993 and resumed in March 1994, resulting in lower sales under this contract in fiscal 1994.
This decrease was from $8,791,000 in fiscal 1993 to $6,003,000 in fiscal 1994. Sales to the U.S. Government represented 13 percent of fiscal 1994 sales
compared to 17 percent in fiscal 1993.   International sales declined from
$18,055,000, or 30 percent of total sales in fiscal 1993, to $16,877,000, or 26 percent of total sales in fiscal 1994.

     Gross margin improved from 34 percent in fiscal 1993 to 36 percent in fiscal 1994. This increase was attributable to improved efficiencies in manufacturing new products. A favorable product mix further enhanced the gross margin. Partially offsetting these cost improvements was a warranty reserve of $660,000 established in the fourth quarter of fiscal 1994 to refurbish the units delivered in fiscal 1992, 1993 and August of 1994 under the Army contract. In the lengthy corrective action program related to the temporary suspension of shipments noted above, we identified the problems and reached an agreement with the U.S. Army on the corrections needed in June of fiscal 1994, thus enabling us to estimate the amount of reserve required.

     Operating expenses increased 13 percent over fiscal 1993. Fiscal 1994 operating expenses represented 33 percent of 1994 sales, while fiscal 1993 operating expenses were 31 percent of 1993 sales. Selling expenses increased 20 percent, administrative expenses increased 9 percent and engineering expenses increased 10 percent. Sales commissions were up 13 percent, due mainly to new communications and spectrum analyzer products using sales representatives rather than stocking distributors. Sales promotional and advertising expenses were also up 13 percent. The remainder of the selling expense increase was attributable to the addition of a direct sales force to replace and/or supplement former sales representative firms. Administrative expenses increased based on a combination of several factors, most significant of which was higher depreciation and intangibles amortization related to the implementation of FASB Statement No.109 "Accounting for Income Taxes" as of July 1, 1993. Engineering expenses increased primarily in research and development for the cellular products, the remote FiberCheck-Registered Trademark- 5000 product and mini-OTDR.

     The increase in interest expense was attributable to inventory build-up for the U.S. Army contract and anticipated large orders for the FiberCheck-Registered Trademark- 5000 system expected in the fourth quarter of fiscal 1994 and early fiscal 1995.

     The Company's fiscal 1994 effective income tax rate was 42 percent compared to 51 percent for fiscal 1993. The improvement is partially attributable to the treatment of the amortization of intangible assets in fiscal 1994 as a result of the implementation of FASB Statement No.109. A larger than anticipated research and development tax credit also reduced the effective tax rate by 8.3 percent as reported in Note 4 of the Notes to the Consolidated Financial Statements. As a result of this increase in the research and development tax credit, the effective income tax rate of 51 percent used to estimate tax expense for the nine months ended March 31, 1994, was significantly higher than the effective income tax rate for all of fiscal 1994. The adjustment to income tax expense for this change in estimate was recorded in the fourth quarter.

     No cash dividends were paid in fiscal 1994 or fiscal 1993. The Board of Directors periodically reviews the appropriateness of dividend payments taking into consideration numerous factors including the Company's cash requirements and performance.

                        I F R  S Y S T E M S ,   I N C .
- -------------------------------------------------------------------------------
                                FINANCIAL REVIEW
- -------------------------------------------------------------------------------

LIQUIDITY AND CAPITAL RESOURCES

     The Company maintains a strong financial position, with working capital of $22,948,000 at June 30, 1995. During fiscal 1995 and 1994, the Company generated $3,900,000 and $2,100,000, respectively, of cash from operations. The increase in fiscal 1995 was primarily due to a combination of an increase in net income together with a reduction in accounts receivable. Cash generated from operations in both 1995 and 1994 was more than sufficient to fund the increases in inventories necessary to support the Companies increase in sales. Net property and equipment additions were $1,300,000, $2,600,000 and $2,400,000 for fiscal 1995, 1994 and 1993, respectively. These additions were funded through a combination of cash flow from operations and borrowings on the lines of credit. It is anticipated that fiscal 1996 additions, estimated to be $2.9 million, will be funded from operations.

     Effective June 21, 1995 the Company acquired the assets of York Technology Companies. The total purchase price of approximately $6,900,000 consisted of cash consideration of approximately $4,728,000, issuance of a non-interest bearing term note in the amount of $1,872,000 due December 31, 1996 and related transaction costs. See Note 2 of the Notes to Consolidated Financial Statements for further information concerning this acquisition.

     The Company has unsecured lines of credit for $10,000,000 which expire on June 30, 1996. At June 30, l995, available credit under these lines aggregated $4,455,000. In the Company's opinion, these lines together with cash generated from operations will be sufficient to meet the Company's working capital needs in fiscal 1996.

INFLATION

     Changes in product mix from year to year and highly competitive markets make it very difficult to accurately define the impact of inflation on profit margins. The Company believes that during the recent period of moderate inflation it has been able to reduce inflationary effects by vendor partnering arrangements and continuing expense control.

MARKET PRICE DATA

     The Company's common stock is traded on the national over-the-counter market under the NASDAQ symbol IFRS. The approximate number of shareholders of record as of September 11, 1995, was 1,533. The high and low sales prices of the Company's common shares for the fiscal quarters for the past two years are set forth below.

STOCK PRICE PER SHARE

                    1995                 1994
- ---------------------------------------------------
Quarters       High      Low         High     Low

First         7  3/4    6 1/2       9 3/4    6 3/4
Second        10 3/4    7           9 1/2    6 1/2
Third         13 3/4    9 5/16      9        6 1/2
Fourth        14 1/2    9 3/4       9 1/4    7

                        I F R  S Y S T E M S ,   I N C .
- -------------------------------------------------------------------------------
                          CONSOLIDATED  BALANCE  SHEETS
- -------------------------------------------------------------------------------

JUNE 30                                                                  1995              1994
- --------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
              Cash and cash equivalents                           $      661,818    $       63,871
              Accounts receivable, less
                allowance for doubtful accounts of
                $472,381 in 1995 and $240,722 in 1994                 11,819,073        13,758,528
              Inventories:
                Finished products                                      8,579,212         6,308,476
                Work in process                                        8,692,138         7,824,314
                Materials                                              6,789,556         4,999,696
- --------------------------------------------------------------------------------------------------
                                                                      24,060,906        19,132,486
              Prepaid expenses and sundry                                296,294           252,698
              Deferred income taxes (NOTE 4)                             822,000           851,000
- --------------------------------------------------------------------------------------------------
              TOTAL CURRENT ASSETS                                    37,660,091        34,058,583


PROPERTY AND EQUIPMENT
              Land                                                       182,159           182,159
              Buildings                                                3,938,003         2,802,681
              Machinery                                                9,559,595         8,604,187
              Allowances for depreciation (deduction)                 (6,203,766)       (4,906,053)
- --------------------------------------------------------------------------------------------------
                                                                       7,475,991         6,682,974


PROPERTY UNDER CAPITAL LEASE (NOTE 3)
              Building                                                 2,545,272         2,545,272
              Machinery                                                  890,387           910,944
              Amortization (deduction)                                (1,123,591)         (933,307)
- --------------------------------------------------------------------------------------------------
                                                                       2,312,068         2,522,909


OTHER ASSETS (NOTES 2 AND 4)
              Cost in excess of net assets acquired, less
                accumulated amortization of $1,271,289 in
                1995 and $907,640 in 1994                              9,843,303         6,454,683
              Patents, trademarks and other intangibles,
                less accumulated amortization of $1,202,439
                in 1995 and $774,208 in 1994                             604,561         1,032,792
              Loan proceeds appropriated for debt service (NOTE 3)       350,000           350,000
              Other                                                      156,374           130,287
- --------------------------------------------------------------------------------------------------
                                                                      10,954,238         7,967,762
- --------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                         $58,402,388       $51,232,228
- --------------------------------------------------------------------------------------------------
                                                                     -----------------------------

                        I F R  S Y S T E M S ,   I N C .
- -------------------------------------------------------------------------------
                          CONSOLIDATED  BALANCE  SHEETS
- -------------------------------------------------------------------------------

JUNE 30                                                                  1995              1994
- --------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
              Short-term bank borrowings (NOTE 3)                   $  5,545,000      $  3,720,000
              Accounts payable                                         3,500,011         4,291,122
              Accrued compensation and payroll taxes                   2,187,000         1,703,306
              Other liabilities and accrued expenses                   2,807,586         1,547,847
              Current maturity of capital lease obligations              250,865           230,217
              Current maturity of long-term debt                          87,670           408,395
              State and local taxes                                      134,825           157,488
              Federal income taxes                                       198,997           501,858
- --------------------------------------------------------------------------------------------------
              TOTAL CURRENT LIABILITIES                               14,711,954        12,560,233

CAPITAL LEASE OBLIGATIONS (NOTE 3)                                     2,346,224         2,602,206

LONG-TERM DEBT (NOTE 3)                                                2,634,794           816,790

DEFERRED INCOME TAXES (NOTE 4)                                            73,000           451,000

SHAREHOLDERS' EQUITY (NOTE 6)
              Preferred Stock, $.01 par value:
              Authorized shares -- 1,000,000, none issued                     --                --
              Common Stock, $.01 par value:
              Authorized shares -- 50,000,000
              Issued shares -- 6,177,500                                  61,775            61,775
              Additional paid-in capital                               6,187,357         6,573,937
              Cost of common stock in treasury -- 689,784
                shares in 1995 and 920,947 shares in 1994
                (deduction)                                          (5,879,786)       (7,849,294)
              Retained earnings                                       38,267,070        36,015,581
- --------------------------------------------------------------------------------------------------
              Total shareholders' equity                              38,636,416        34,801,999
- --------------------------------------------------------------------------------------------------
              Total liabilities and shareholders' equity             $58,402,388       $51,232,228
- --------------------------------------------------------------------------------------------------
                                                                     -----------------------------

SEE ACCOMPANYING NOTES.

                        I F R  S Y S T E M S ,   I N C .
- -------------------------------------------------------------------------------
                      CONSOLIDATED  STATEMENTS  OF  INCOME
- -------------------------------------------------------------------------------

YEARS ENDED JUNE 30                                1995           1994           1993
- -------------------------------------------------------------------------------------
SALES                                       $75,994,210    $65,073,019    $60,791,203
COST OF PRODUCTS SOLD                        47,527,681     41,466,589     39,858,884
- -------------------------------------------------------------------------------------
               GROSS PROFIT                  28,466,529     23,606,430     20,932,319

OPERATING EXPENSES
               Selling                        9,173,781      7,867,046      6,580,854
               Administrative                 5,580,435      4,757,356      4,344,761
               Engineering                   10,028,918      8,980,361      8,155,392
- -------------------------------------------------------------------------------------
                                             24,783,134     21,604,763     19,081,007
- -------------------------------------------------------------------------------------
               OPERATING INCOME               3,683,395      2,001,667      1,851,312

OTHER INCOME (EXPENSE)
               Interest income                   61,886         72,531        115,393
               Interest expense                (484,320)      (619,527)      (413,392)
               Other, net                       233,528        236,539        218,577
- -------------------------------------------------------------------------------------
                                               (188,906)      (310,457)       (79,422)
- -------------------------------------------------------------------------------------
               INCOME BEFORE INCOME TAXES     3,494,489      1,691,210      1,771,890

INCOME TAXES (NOTE 4)                         1,243,000        704,000        895,000
- -------------------------------------------------------------------------------------
               NET INCOME                  $  2,251,489   $    987,210   $    876,890
- -------------------------------------------------------------------------------------
                                           ------------------------------------------

NET INCOME PER COMMON SHARE                       $0.41          $0.19          $0.17
- -------------------------------------------------------------------------------------
                                           ------------------------------------------

AVERAGE COMMON SHARES OUTSTANDING             5,456,162      5,237,271      5,220,304
- -------------------------------------------------------------------------------------
                                           ------------------------------------------

SEE ACCOMPANYING NOTES.

                        I F R  S Y S T E M S ,   I N C .
- -------------------------------------------------------------------------------
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
- -------------------------------------------------------------------------------

                                             COMMON STOCK           ADDITIONAL       TREASURY STOCK        UNAMORTIZED
                                         --------------------        PAID-IN      --------------------  RESTRICTED STOCK  RETAINED
                                         SHARES        AMOUNT        CAPITAL      SHARES       AMOUNT     COMPENSATION    EARNINGS
- -----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1992                6,177,500     $61,775     $6,566,382     825,906     $7,592,695     $77,067    $34,151,481
Net income                                     --          --             --          --             --          --        876,890
Purchase for treasury                          --          --             --     154,950        768,102          --             --
Incentive stock options exercised              --          --        (58,329)    (18,022)      (154,492)         --             --
Restricted stock grants (NOTE 6):
  Stock grant terminations                     --          --         26,311       3,522         36,981     (10,016)            --
  Amortization                                 --          --             --          --             --     (35,262)            --
  Change in market value of shares             --          --        218,292          --             --     (10,436)            --
  Stock granted                                --          --       (110,078)    (12,100)      (110,199)         --             --
- -----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1993                6,177,500      61,775      6,642,578     954,256      8,133,087      21,353     35,028,371
Net income                                     --          --             --          --             --          --        987,210
Incentive stock options exercised              --          --        (58,514)    (23,709)      (202,001)         --             --
Restricted stock grants (NOTE 6):
  Amortization                                 --          --             --          --             --     (21,353)            --
  Change in market value of shares             --          --        (12,431)         --             --          --             --
  Stock granted                                --          --          2,304      (9,600)       (81,792)         --             --
- -----------------------------------------------------------------------------------------------------------------------------------

BALANCE AT JUNE 30, 1994                6,177,500      61,775      6,573,937     920,947      7,849,294          --     36,015,581
Net income                                     --          --             --          --             --          --      2,251,489
Incentive stock options exercised              --          --       (382,064)    (92,878)      (791,320)         --             --
Conversion of Photon notes                     --          --        (66,916)   (128,685)    (1,096,396)         --             --
Restricted stock grants (NOTE 6):
  Stock granted                                --          --         62,400      (9,600)       (81,792)         --             --
- -----------------------------------------------------------------------------------------------------------------------------------


BALANCE AT JUNE 30, 1995                6,177,500     $61,775     $6,187,357     689,784     $5,879,786     $    --    $38,267,070
- -----------------------------------------------------------------------------------------------------------------------------------
                                        -------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES.

                        I F R  S Y S T E M S ,   I N C .
- -------------------------------------------------------------------------------
                    CONSOLIDATED  STATEMENTS  OF  CASH  FLOWS
- -------------------------------------------------------------------------------

YEARS ENDED JUNE 30                                                                   1995                1994                1993
- -----------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
            Net income                                                       $   2,251,489       $     987,210       $     876,890
            Adjustments to reconcile net income to net
             cash provided by (used in) operating activities:
              Depreciation of property and equipment                             1,830,371           1,698,109           1,492,295
              Amortization of intangibles                                          791,880             796,728             713,285
              Amortization of property under capital lease                         190,284             233,081             251,018
              Deferred income taxes                                               (460,000)           (370,000)            (80,796)
              Deferred compensation expense                                         62,400              93,025             263,457
              Utilization of acquired tax loss carryforwards                       111,000             351,000             340,913
              Changes in operating assets and liabilities
               (net of effects of acquired businesses):
                Accounts receivable                                              1,939,455            (492,368)         (5,883,421)
                Inventories                                                     (3,137,089)         (2,299,311)         (1,945,901)
                Other current assets                                               (43,596)             40,832             (28,976)
                Accounts payable and accrued liabilities                           651,853             540,266           1,485,392
                Other current liabilities                                         (325,524)            483,968             522,514
- -----------------------------------------------------------------------------------------------------------------------------------
            NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                  3,862,523           2,062,540          (1,993,330)


INVESTING ACTIVITIES
            Payments for acquired businesses                                    (4,728,000)                 --                  --
            Purchases of property and equipment, net                            (1,253,097)         (2,565,147)         (2,366,167)
            Sundry                                                                 (18,952)            332,954            (359,355)
- -----------------------------------------------------------------------------------------------------------------------------------
            NET CASH USED IN INVESTING ACTIVITIES                               (6,000,049)         (2,232,193)         (2,725,522)


FINANCING ACTIVITIES
            Purchases of capital stock for treasury                                     --                  --            (768,102)
            Proceeds from bank term loan                                           720,000                  --                  --
            Principal payment on convertible securities                            (65,242)                 --                  --
            Principal payment on capital lease obligations                        (235,334)           (234,489)           (248,855)
            Proceeds from exercise of Common Stock options                         491,049             143,487              96,163
            Proceeds from short-term bank borrowings                            29,905,000          22,355,000          19,430,000
            Principal payments on short-term bank borrowings                   (28,080,000)        (22,095,000)        (15,970,000)
- -----------------------------------------------------------------------------------------------------------------------------------
            NET CASH PROVIDED BY FINANCING ACTIVITIES                            2,735,473             168,998           2,539,206
- -----------------------------------------------------------------------------------------------------------------------------------


            INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                       597,947                (655)         (2,179,646)


CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                      63,871              64,526           2,244,172
- -----------------------------------------------------------------------------------------------------------------------------------
            CASH AND CASH EQUIVALENTS AT END OF YEAR                         $     661,818       $      63,871       $      64,526
- -----------------------------------------------------------------------------------------------------------------------------------
                                                                             ------------------------------------------------------

SEE ACCOMPANYING NOTES.

                        I F R  S Y S T E M S ,   I N C .
- -------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- -------------------------------------------------------------------------------
NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of all subsidiaries after elimination of intercompany accounts and transactions.

INVENTORIES: Inventories are valued at the lower of cost (first-in, first-out method) or market.

INTANGIBLE ASSETS: The cost in excess of net assets acquired (goodwill) and the cost of patents, trademarks and other intangible assets are amortized by the straight-line method over periods ranging from 3 to 20 years. The carrying value of goodwill is reviewed if the facts and circumstances suggest that it may be impaired. If this review indicates that goodwill will not be recoverable, as determined based on the undiscounted cash flows of the entity acquired over the remaining amortization period, the Company's carrying value of the goodwill is reduced to fair value.

PROPERTY AND EQUIPMENT: Property and equipment is stated at cost. Depreciation is computed by straight-line and double-declining methods.

PROPERTY UNDER CAPITAL LEASE: Property under capital lease is recorded at the lower of the fair market value of the leased property or the present value of the minimum lease payments. Amortization of leased property is computed by the straight-line method over the useful life of the asset.

LONG-TERM CONTRACTS: Sales and cost of sales on long-term contracts are recorded as deliveries are made. Estimates of cost to complete are revised periodically throughout the lives of the contracts, and any estimated losses on contracts are recorded in the accounting period in which the revisions are made.

NET INCOME PER COMMON SHARE: Net income per common share is computed on the basis of the weighted average number of shares outstanding during each year plus the dilutive effect, if any, of outstanding common stock equivalents.

CASH EQUIVALENTS: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

NOTE 2 -- ACQUISITION

     On June 21, 1995, the Company consummated the acquisition of substantially all of the assets of York Technology Limited, a company incorporated in England ("York Tech Ltd."), and York Technology Inc., a New Jersey corporation, as well as the real estate and building previously leased by York Tech Ltd. The acquired businesses are involved in the research, development, design, manufacture and sale of quality assurance testing equipment for optical fibers. The total purchase price, including estimated direct costs of acquisition, was approximately $6,900,000 and consisted of cash consideration of approximately $4,728,000, the issuance of a non-interest bearing term note in the amount of $1,872,000 due December 31, 1996, and related transaction costs. The purchase agreement specifies that the purchase price may be increased or decreased by an amount not to exceed $425,000, based on the level of sales achieved by the acquired businesses in fiscal 1996. Any such change in purchase price will be reflected as an adjustment to cost in excess of net assets acquired. The $1,872,000 term note may be satisfied, at the option of the Company, by the issuance of the Company's common stock. In connection with the purchase of the real estate and building, the Company obtained a term loan with a bank in the amount of $720,000.

     The acquisition has been accounted for as a purchase, and accordingly, the net assets and results of operations are included in the consolidated financial statements from the effective date of acquisition. The purchase price has been allocated to the assets based on their estimated fair values at the date of acquisition.

     Allocation of the purchase price was as follows

(IN THOUSANDS):
- ----------------------------------------
Inventories                      $1,791
Intangibles                       3,752
Property and equipment            1,357
- ----------------------------------------
                                 $6,900
- ----------------------------------------
                                 -------

     On an unaudited pro forma basis, sales, net income and net income per share for the year ended June 30, 1995, were $82,991,000, $1,663,000 and $.30 respectively, and for the year ended June 30, 1994, were $73,778,000, $1,192,000 and $.23, respectively. This pro forma data presents the consolidated results of operations as if the acquisition had occurred on July 1, 1993, after giving effect to certain adjustments, including amortization of intangibles, increased interest expense and related income tax effects. The pro forma results have been prepared for comparative purposes only and do not purport to indicate the results of operations which would actually have occurred had the acquisition been in effect on the date indicated, or which may occur in the future.

                        I F R  S Y S T E M S ,   I N C .
- -------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- -------------------------------------------------------------------------------
NOTE 3 -- DEBT AND LEASE ARRANGEMENTS

Long-term debt consisted of the following:

                                                 1995            1994
- ---------------------------------------------------------------------------
Term note payable to shareholders
  of York Tech Ltd. (NOTE 2)               $1,872,000           $        --

Term loan payable to bank, due
  in 180 monthly installments of
  principal and interest of $7,598,
  interest at the bank's base rate
  plus 3% (NOTE 2)                            720,000                    --

Convertible securities                        130,464             1,225,185
- ---------------------------------------------------------------------------
                                            2,722,464             1,225,185

Less current maturitites                       87,670               408,395
- ---------------------------------------------------------------------------

                                           $2,634,794           $   816,790
- ---------------------------------------------------------------------------
                                           --------------------------------

CONVERTIBLE SECURITIES: In connection with the 1992 acquisition of Photon Kinetics, Inc., a wholly-owned subsidiary (PK), the Company issued $1,225,185 in five year, 10 percent unsecured notes convertible into IFR Systems common stock at a conversion rate of $8.00 per share. The notes may be converted in whole or in part, at the option of the holder, before April 1, 1997. During 1995, certain note holders exercised their right to convert notes into stock. Total shares exercised were 128,685 at a conversion value of $1,029,480. Of the remaining outstanding balance of $130,464, $65,232 matures in both 1996 and 1997.

CAPITAL LEASES: In May 1989, the Company entered into a capital lease to finance an addition to its office and manufacturing facility. This lease was entered into in connection with an issuance of industrial revenue bonds (the Bonds) by the City of Goddard, Kansas (the City). The Company has guaranteed the future repayment of all amounts due relating to the Bonds. The City has retained title to the new facilities and related equipment; however, the Company has the option to purchase the facilities and equipment for a nominal amount after repayment in full of all amounts due relating to the Bonds. Under the terms of the lease, the Company is required to make quarterly payments in an amount sufficient to pay the principal and interest installments of the Bonds when due. The Bonds mature serially over a 15 year period which commenced
May 1, 1990, and are callable for early redemption by the Company after eight years. Upon the occurrence of certain events, the Bonds are subject to immediate redemption at the option of each Bond holder. These events include the acquisition or right to acquire beneficial ownership of 25% of the outstanding Common Stock (unless waived by the Board of Directors), the subsequent determination that the Bonds are taxable or other specified events.

     Loan proceeds appropriated for debt service consist of Bond proceeds held in restricted trust funds. The Company is required to maintain a minimum of $350,000 on deposit in the trust accounts until the Bonds are paid in full.

     The Company has other capital lease arrangements to finance the acquisition of equipment. Future minimum lease payments, based upon scheduled redemptions of the Bonds and payments under other lease arrangements, as of June 30, 1995, are as follows:

- -------------------------------------------------------------------------------
1996                                                        $   465,450
1997                                                            430,726
1998                                                            411,021
1999                                                            410,763
2000                                                            408,804
Thereafter                                                    1,622,596
- -------------------------------------------------------------------------------
Total minimum lease payments                                  3,749,360
Amounts representing interest                                 1,152,271
- -------------------------------------------------------------------------------
Present value of minimum lease payments                       2,597,089
Current maturities                                              250,865
- -------------------------------------------------------------------------------
Long-term portion                                           $ 2,346,224
- -------------------------------------------------------------------------------
                                                            -------------------

OPERATING LEASES: The Company also leases certain facilities and equipment under operating leases which expire over the next one to five years. The equipment leases provide the Company with the option after the initial lease term to purchase the property at the then fair value, renew its lease at the then fair rental value for a period of one year or return the equipment to the lessor. Generally, management expects that after the initial lease term the equipment will be purchased for the then fair value.

     Minimum payments for operating leases having initial or remaining noncancelable terms in excess of one year are as follows:

- -------------------------------------------------------------------------------
1996                                                        $   642,209
1997                                                            566,674
1998                                                            535,529
1999                                                            522,532
2000                                                            265,393
- -------------------------------------------------------------------------------
Total minimum lease payments                                $ 2,532,337
- -------------------------------------------------------------------------------
                                                            -------------------

     Total rent expense for all operating leases amounted to appproximately $466,000, $679,000 and $1,250,000 for 1995, 1994 and 1993, respectively.

                        I F R  S Y S T E M S ,   I N C .
- -------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- -------------------------------------------------------------------------------

LINES OF CREDIT: The Company has available unsecured lines of credit aggregating $10,000,000 which expire on June 30, 1996. As of June 30, 1995, the Company has unused lines of credit aggregating $4,455,000. The interest rate on the outstanding portion of the lines of credit is 1/2% below prime (8.5% at June 30, 1995, and 6.75% at June 30, 1994).

INTEREST PAID: Interest paid during 1995, 1994 and 1993 was approximately $495,000, $547,000 and $484,000, respectively.

NOTE 4 -- INCOME TAXES

     Effective July 1, 1993, the Company changed its method of accounting for income taxes from the deferred method to the liability method required by Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." As permitted under the new rules, prior years' financial statements were not restated.

     The cumulative effect of adopting Statment No. 109 was not material. For the year ended June 30, 1994, application of the new income tax rules decreased income before income taxes by $117,000 because of increased depreciation and amortization expense as a result of Statment No. 109's requirement to report assets acquired in prior business combinations at their pretax amounts. The significant components of the changes in the balance sheet resulting from the adoption of Statment No. 109 were as follows: cost in excess of net assets acquired decreased by $837,000, patents, trademarks, and other intangibles increased by $497,000 and the deferred tax assets increased by $194,000.

     At June 30, 1995, the Company had net operating loss carryforwards of $1,393,000 for income tax purposes that expire in years 2001 and 2002, and unused research and development and investment tax credits of $645,000 and $51,000, respectively, that expire in years 1995 through 2005. The carryforwards resulted from the Company's March 31, 1992, acquisition of Photon Kinetics. For financial reporting purposes, a valuation allowance of $925,000 has been recognized to offset the deferred tax assets related to those carryforwards. When realized through a reduction in the valuation allowance, the tax benefit from the carryforwards will be applied to reduce goodwill related to the acquisition.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets for the years ended as of June 30 are as follows (IN THOUSANDS):


                                                  1995        1994
- --------------------------------------------------------------------
DEFERRED TAX LIABILITIES:
   Tax over book depreciation                   $  632      $  639
   Amortization of intangibles                     205         430
- --------------------------------------------------------------------
Total deferred tax liabilities                  $  837      $1,069
- --------------------------------------------------------------------
DEFERRED TAX ASSETS:
   Tax credit carryforwards                     $  696      $  699
   Net operating loss carryforwards                474         585
   Inventory reserve                               460         354
   Warranty reserve                                290         224
   Other-net                                       743         607
- --------------------------------------------------------------------
Total deferred tax assets                        2,663       2,469
Valuation allowance for deferred tax assets     (1,077)     (1,000)
- --------------------------------------------------------------------
Net deferred tax assets                          1,586       1,469
- --------------------------------------------------------------------
Net total deferred tax assets                   $  749      $  400
- --------------------------------------------------------------------
                                                --------------------

     The composition of the provision for income taxes is as follows (IN THOUSANDS):


                                                 Deferred
                             Liability Method     Method
                             -----------------   --------
                               1995      1994      1993
- ---------------------------------------------------------
CURRENT:
   Federal                   $1,271     $ 618     $ 487
   State                        321       105       148
- ---------------------------------------------------------
Total current                 1,592       723       635
Benefit of net operating
 loss carryforward              111       351       341
Deferred federal               (460)     (370)      (81)
- ---------------------------------------------------------
                             $1,243     $ 704     $ 895
- ---------------------------------------------------------
                             ----------------------------

     The effective income tax rate varied from the statutory federal income tax rate as follows for the years ended June 30:

                                                       Deferred
                                     Liability Method   Method
                                     ----------------  ---------
                                     1995      1994      1993
- ----------------------------------------------------------------
Statutory federal income
 tax rate                            34.0%     34.0%     34.0%
Increases (decreases):
     State income taxes,
       net of federal tax benefit      6.1       4.1       5.5
     Amortization of goodwill
       and intangibles                 3.5       9.9      16.8
     Research and development
       tax credits                    (7.5)     (8.3)       --
     Other                             (.5)      1.9      (5.8)
- ----------------------------------------------------------------
                                      35.6%     41.6%     50.5%
- ----------------------------------------------------------------
                                      --------------------------

     Income tax payments for 1995, 1994 and 1993 were approximately $1,463,000, $571,000 and $0, respectively.

NOTE 5 -- RESEARCH AND DEVELOPMENT COSTS

     Research and development costs were $7,892,000, $7,505,000 and $6,107,000, for 1995, 1994 and 1993, respectively.

                        I F R  S Y S T E M S ,   I N C .
- -------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- -------------------------------------------------------------------------------

NOTE 6 -- SHAREHOLDERS' EQUITY

INCENTIVE STOCK OPTION PLANS:  The Company has two incentive stock option plans
- -- the 1985 and 1988 Plans (the Plans). Under the 1985 and 1988 Plans, 100,000 shares and 300,000 shares, respectively, of Common Stock have been reserved for issuance. The Plans permit the granting of qualified stock options to officers and key employees. The option price per share under the Plans is not to be less than the fair market value of a share of Common Stock on the date of grant. Incentive stock options exercised amounted to 62,678 shares in 1995, 21,309 shares in 1994 and 18,022 shares in 1993. The purchase price per share averaged $6.81, $6.08 and $5.34 in 1995, 1994 and 1993, respectively.

NONQUALIFIED STOCK OPTION PLAN: In November 1992, shareholders of the Company approved the 1992 Nonqualified Stock Option Plan whereby all employees of the Company are eligible to be granted nonqualified stock options. A total of 500,000 authorized but unissued or treasury shares of the Company's Common Stock were reserved for grant under the plan. The Board of Directors determines the time or times at which options will be granted, selects the employees to whom options will be granted, and determines the number of shares covered by each option, purchase price, time of exercise and other terms. Nonqualified stock options exercised amounted to 30,200 shares in 1995 and 2,400 shares in 1994. The purchase price per share averaged $6.87 and $6.88 in 1995 and 1994, respectively.

     The following presents information regarding options granted through June 30, 1995:


                                  Options
                                Outstanding
                     Available      and        Option Price
                     for Grant  Exercisable      Per Share
- -----------------------------------------------------------------
The 1985 Plan           2,625      43,150     $6.125 to $11.25
The 1988 Plan           3,838     170,058      2.97  to  12.50
The 1992 Plan          86,400      75,000      6.75  to  11.375

RESTRICTED STOCK GRANT PLAN: On February 27, 1989, the shareholders of the Company approved a restricted stock grant plan whereby officers and key employees may be granted restricted shares of the Company's Common Stock. The restrictions lapse over various vesting periods not to exceed ten years. A total of 300,000 authorized but unissued or treasury shares of the Company's Common Stock were reserved for grant under the plan. These restricted shares may be granted during the next ten years at a price equal to par value. In 1989 the Company made initial grants of 199,933 shares and certain cash benefits with the restrictions lapsing over a five year vesting period which commenced July 1, 1989. In 1990 the Company made additional grants of 4,000 shares and certain cash benefits with the restrictions lapsing over a five year vesting period which commenced June 30, 1990. In 1993 the Company made additional grants of 12,100 shares and certain cash benefits with restrictions lapsing on June 30, 1993. In 1995 and 1994, the Company made additional grants of 9,600 shares with restrictions lapsing June 30, 1995 and 1994, respectively.

     The market value of restricted shares granted is being amortized as compensation expense over the vesting period. Total expense of $62,400, $104,000 and $367,000 was recognized in 1995, 1994 and 1993, respectively, in connection with the restricted stock grant plan. The shares reserved for future grants are 85,694 as of June 30, 1995.

SHAREHOLDER RIGHTS PLAN:   The Board of Directors of the Company adopted a
Shareholder Rights Plan on February 28, 1989, whereby common stock purchase rights (the Rights) were distributed as a dividend at the rate of one Right for each share of the Company's Common Stock held as of the close of business on March 10, 1989. The Rights will expire on February 27, 1999. Each Right entitles shareholders to buy one share of common stock of the Company at an exercise price of $50 per share. The Rights are exercisable only if a person or group acquires beneficial ownership of 20% or more of the Company's Common Stock or announces a tender or exchange offer upon consummation of which such person or group would beneficially own 20% or more of the Common Stock.

     Following the acquisition of 20% or more, but less than 50%, of the Company's Common Stock by a person or group, the Board of Directors may authorize the exchange of the Rights (except those owned by the acquirer), in whole or in part, for shares of the Company's Common Stock at an exchange ratio of one share for each Right.

     The Board of Directors of IFR will generally be able to redeem the Rights at $.01 per Right at any time prior to the time that a 20% position in the Company has been acquired. If a bidder who owns less than 5% of the Common Stock offers to buy all of the Common Stock at a price which a nationally recognized investment banker states in writing is fair and if the bidder has full financing for the bid, the shareholders of the Company may cause the Rights to be automatically redeemed immediately prior to the consummation of the offer, provided that such offer or another offer is consummated within 60 days at a price per share that is not less than the price approved by the shareholders.

                        I F R  S Y S T E M S ,   I N C .
- -------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- -------------------------------------------------------------------------------

OUTSIDE DIRECTOR PLAN: In November 1989, an Outside Director Compensation, Stock Option and Retirement Plan (Outside Director Plan) was approved by the shareholders. The Outside Director Plan provides that each director who is not an employee of the Company will be granted an option to purchase 1,000 shares of the Company's Common Stock on the third business day after the annual meeting of the shareholders in each of the next ten years, commencing in 1989. The total number of shares to be issued under the Outside Director Plan cannot exceed 60,000 shares. The option price under the Outside Director Plan is not to be less than the fair market value of a share of Common Stock on the date of grant. At June 30, 1995, 27,000 options were outstanding, 22,000 of which are currently exercisable, 4,000 at an option price of $12.50 per share, 4,000 at an option price of $6.25 per share, 9,000 at an option price of $6.75 per share, and 5,000 at an option price of $8.75 per share, with the remaining 5,000 options becoming exercisable in November 1995, at an option price of $10.25 per share. No options have been exercised under the Outside Director Plan.

NOTE 7 -- INDUSTRY SEGMENTS

     The Company operates exclusively in one dominant industry segment, the electronic test and measurement equipment industry. The primary use of its products is for receiving, analyzing and transceiving video, voice and data information.

     Sales include $16,400,000, $8,500,000, and 10,200,000 in 1995, 1994 and
1993, respectively, to the United States government.

     Export sales to unaffiliated customers by destination of sales are summarized as follows (IN THOUSANDS):


                                   YEARS ENDED JUNE 30
                               ------------------------------
                               1995        1994        1993
- -------------------------------------------------------------
Europe                      $ 5,184     $ 4,400     $ 5,842
Western Hemisphere            4,884       2,719       2,491
Pacific Rim                  10,090       3,488       4,447
Other                         5,523       6,270       5,275
- -------------------------------------------------------------
                            $25,681     $16,877     $18,055
- -------------------------------------------------------------
                            ---------------------------------


NOTE 8 -- EMPLOYEE BENEFIT PLANS

RETIREMENT PLANS: The Company has a trusteed defined contribution retirement plan for substantially all employees. Company contributions are discretionary with respect to the plan. Employee benefits are based on amounts accumulated from contributions and investment gains or losses. Because it is a defined contribution plan, there are no unfunded past service costs. Total retirement plan expenses for 1995, 1994 and 1993 were $1,036,000, $0 and $383,000, respectively. These amounts were accrued at year end and are included in the balance sheet caption Other Liabilities and Accrued Expenses.

     In January 1993, the Company established a savings and investment plan for substantially all employees under Section 401(k) of the Internal Revenue Code. Employees may contribute to the plan up to 12% of their salary. Matching Company contributions are discretionary with respect to the plan. During 1995, 1994 and 1993, the Company matched 50% of each employee's contribution up to 4% of their salary. Company contributions charged to expense in 1995, 1994 and 1993, were $254,000, $255,000 and $123,000, respectively.

VEBA TRUST:  The Company has a voluntary employees' beneficiary association
(VEBA), which funds certain employee welfare plan benefits. The Company is obligated to fund a trust as needed to provide for actual claims and trust expenses incurred. Total VEBA expenses for 1995, 1994 and 1993 were $1,206,000, $1,005,000 and $795,000, respectively.

NOTE 9 -- COMMITMENTS AND CONTINGENCIES

     The Company has a contract with the United States Army (the Army) under which the Army had the option to purchase up to $50,000,000 of test instruments, technical manuals, and other services at a fixed sales price during a five-year period which ended December 1993. At June 30, 1995, the Company had received orders totaling $46.5 million, of which $28.3 million had been shipped.

                        I F R  S Y S T E M S ,   I N C .
- -------------------------------------------------------------------------------
                     RESPONSIBILITY FOR FINANCIAL STATEMENTS
- -------------------------------------------------------------------------------

     The management of IFR Systems, Inc. is responsible for the preparation of the financial statements, the Annual Report and for the integrity and objectivity of the information presented. The financial statements have been prepared in conformity with generally accepted accounting principles and necessarily include amounts which are estimates and judgments. The fairness of the presentation in these statements of the Company's financial position, results of operations and cash flows is reported on by the independent auditors.

     To assist in carrying out the above responsibility, the Company has internal systems which provide for selection of personnel, segregation of duties and the maintenance of accounting policies, systems, procedures and related controls.

     Although no cost effective system can insure the elimination of errors, the Company's systems have been designed to provide reasonable but not absolute assurances that assets are safeguarded, that policies and procedures are followed, and that the financial records are adequate to permit the production of reliable financial statements.

     The Audit Committee of the Board of Directors, which is composed of directors who are not employees of the Company, meets regularly with Company officers and independent auditors in connection with the adequacy and integrity of the Company's financial reporting and internal controls.



/s/ Bruce C. Bingham

Bruce C. Bingham
TREASURER AND
CHIEF FINANCIAL OFFICER

                        I F R  S Y S T E M S ,   I N C .
- -------------------------------------------------------------------------------
                REPORT OF ERNST & YOUNG LLP INDEPENDENT AUDITORS
- -------------------------------------------------------------------------------


Board of Directors
IFR Systems, Inc.

     We have audited the accompanying consolidated balance sheets of IFR Systems, Inc. as of June 30, 1995 and 1994, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended June 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IFR Systems, Inc. at June 30, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1995, in conformity with generally accepted accounting principles.



                                                               ERNST & YOUNG LLP


Indianapolis, Indiana
August 1, 1995