Form 10-K, Exhibit 13
period 1996-06-30
IFR SYSTEMS INC
filed 1996-09-25
CIK 785546

                             1996 IFR SYSTEMS, INC.
                                  ANNUAL REPORT
- -------------------------------------------------------------------------------
                             PERFORMANCE  HIGHLIGHTS


(DOLLARS IN THOUSANDS, EXCEPT PER SHARE)              1996           1995           1994           1993          1992
- ------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA
     Sales                                           $89,997        $75,994        $65,073        $60,791        $39,710
     Operating Income                                  8,316          3,683          2,002          1,851          2,163
     Research & Development Expense                    7,374          7,892          7,505          6,107          5,968
     Net Income                                        4,761          2,251            987            877          1,612
- ------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
     Total Assets                                    $60,713        $58,402        $51,232        $49,047        $43,326
     Working Capital                                  27,273         22,948         21,498         20,148         19,886
     Shareholders' Equity                             43,368         38,636         34,802         33,578         33,110
     Long-term Debt and
         Capital Lease Obligations                     2,755          4,981          3,419          4,058          4,269
- ------------------------------------------------------------------------------------------------------------------------
PROFITABILITY RATIOS
     Gross Margin                                       37.7%          37.5%          36.3%          34.4%          39.6%
     Net Income                                          5.3            3.0            1.5            1.4            4.1
     Effective Income Tax Rate                          39.5           35.6           41.6           50.5           39.9
     Return on Assets                                    8.0            4.1            2.0            1.9            3.8
     Return on Equity                                   11.6            6.1            2.9            2.6            4.9
- ------------------------------------------------------------------------------------------------------------------------
PER SHARE
     Net Income                                        $0.84      $    0.41      $    0.19      $    0.17      $    0.30
     Book Value                                         7.85           7.08           6.65           6.43           6.19
     Dividends                                            --             --             --             --             --
- ------------------------------------------------------------------------------------------------------------------------


                                              CONTENTS
                                              ----------------------------------
                                               PAGE 1    Letter to Shareholders

                                               PAGE 4    Product Highlights

                                               PAGE 6    Overview

                                               PAGE 9    Financial Review

                                               PAGE 24   Corporate Data

1996  SALES
BY PRINCIPAL MARKETS
(in thousands)

U.S. Domestic - $38,915 (43%)

Export - $33,192 (37%)

U.S. Government - $12,400 (14%)

Parts & Service - $5,490 (6%)

                                FINANCIAL REVIEW


Quarterly Financial Data

The following quarterly financial data summarizes the unaudited quarterly results for the years ended June 30, 1996 and 1995.
(Dollars in thousands except net income per share.)



                                                            QUARTERS ENDED
- -------------------------------------------------------------------------------------------
FISCAL 1996                       SEPTEMBER 30,  DECEMBER 31,     MARCH 31,        JUNE 30,
                                       1995          1995           1996            1996
- -------------------------------------------------------------------------------------------
Sales                                $19,857         $23,507        $22,802        $23,831
Gross Profit                           7,075           8,635          8,658          9,532
Net Income                               407           1,293          1,479          1,582
Net Income Per Share                 $  0.07         $  0.24        $  0.26        $  0.28

- -------------------------------------------------------------------------------------------
FISCAL 1995                     SEPTEMBER 30,   DECEMBER 31,     MARCH 31,        JUNE 30,
                                       1994          1994           1995            1995
- -------------------------------------------------------------------------------------------
Sales                                $17,196         $21,220        $19,384        $18,194
Gross Profit                           5,969           8,263          7,238          6,997
Net Income                               184             878            655            534
Net Income Per Share                 $  0.03         $  0.17        $  0.12        $  0.09

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FISCAL 1996 VS. 1995

     Sales for fiscal 1996 were $89,997,000 compared to $75,994,000 in fiscal 1995, an increase of 18 percent. Sales of communications service monitors to the U.S. Government decreased $4,000,000, or 30 percent compared to the prior year. This decrease was a planned decline in the shipping schedule as determined by the U.S. Government. Sales of avionics test equipment increased 36 percent over the prior year. Test and Measurement sales increased 42 percent compared to the prior year. The majority of the increase is related to the private label agreement with Marconi Instruments, Ltd. The agreement was announced in October 1995 whereby Marconi has exclusive rights to distribute IFR products under their name in Europe and certain other countries. Sales of communications test equipment, excluding the U.S. Government, were up 23 percent compared to the prior year. International sales increased from $25,681,000, or 34 percent of sales in fiscal 1995 to $33,192,000, or 37 percent of sales in fiscal 1996. Gross margin remained unchanged at 37 percent for fiscal 1996 as compared to fiscal 1995.
     Operating expenses increased three percent over the prior year. Current year operating expenses represented 28 percent of fiscal 1996 sales, while fiscal 1995 operating expenses were 32 percent of fiscal 1995 sales. Selling expenses increased $928,000, or 10 percent compared to the prior year. This is due primarily to the higher sales commission expense from the increase in sales. Administrative expenses increased $1,294,000, or 23 percent compared to fiscal 1995. This increase is primarily related to the acquisition of York Technology, Ltd. and staff additions at IFR Systems, Inc. On a percent of sales basis, administrative expenses were unchanged at seven percent for fiscal 1996 and fiscal 1995. Engineering expenses decreased $1,421,000, or 14 percent compared to the prior year. This decrease is related to cost reductions realized from the integration of York Technology Companies and the funding of certain research and development projects.
     Interest expense increased $271,000, or 56 percent over the prior year. This increase is related to the funding through notes payable for the York acquisition at the beginning of fiscal 1996. Short-term bank borrowings decreased $2.5 million for the year.
     The Company has recorded, for financial reporting purposes, deferred tax assets aggregating $782,000, for net operating loss carryforwards and tax credit carryforwards related to the acquisition of Photon. Realization of the deferred tax assets is dependent upon Photon's ability to generate taxable income in the future. Based on an analysis of Photon's existing taxable temporary differences, the presence of significant non-deductible acquisition costs and historical pretax operating results, a valuation allowance of $800,000 was reserved at June 30, 1996 to offset the deferred tax assets. The Company evaluates the realizability of the deferred tax assets quarterly. See Note 4 of the Notes to Consolidated Financial Statements for further discussion.
     The effective income tax rate was 39 percent for fiscal 1996 compared to 36 percent for fiscal 1995. The increase in the rate is due primarily to the elimination of the research and development credit for fiscal 1996.
     No cash dividends were paid in fiscal 1996 or fiscal 1995. The Board of Directors periodically reviews the appropriateness of dividend payments taking into consideration numerous factors including the Company's cash requirements and performance.

FISCAL 1995 VS. 1994

     Sales for fiscal 1995 were $75,994,000 compared to $65,073,000 in fiscal 1994, an increase of 17 percent. Sales of communications service monitors to the U.S. Government increased $7,000,000, or 131 percent over fiscal 1994. Fiscal 1995 sales of fiber optics test equipment increased 12 percent, while commercial communications test equipment sales remained flat and avionics and test and measurement sales were down slightly compared to fiscal 1994. International sales increased from $16,877,000, or 26 percent of total sales in fiscal 1994 to $25,681,000, or 34 percent of total sales in fiscal 1995.
     Gross margin improved from 36 percent in fiscal 1994 to 37 percent in fiscal 1995. This increase was due to a higher mix of fiber optics sales and reduced production costs related to the manufacturing of the FM-1600 family for the U.S. Army AN/GRM-114B test sets.
     Operating expenses increased 15 percent over fiscal 1994. Operating expenses represented 32 percent of fiscal 1995 sales, while fiscal 1994 operating expenses were 33 percent of fiscal 1994 sales. Selling expenses increased 17 percent during fiscal 1995 due primarily to higher sales commissions expense from the increase in sales. Fiscal 1995 administrative expenses increased 17 percent as a result of increased pension expense. Fiscal 1995 engineering expenses increased 12 percent. This is related primarily to the introduction of two new products. The mini-OTDR and MicroCell-100.
     Interest expense decreased 22 percent compared to fiscal 1994. Improved collection of accounts receivable reduced the Company's average borrowings from the bank. The conversion of notes related to the Photon Kinetics ("Photon") acquisition also contributed to the decrease.
     The Company has recorded, for financial reporting purposes, deferred tax assets aggregating $1,170,000, for net operating loss carryforwards and tax credit carryforwards related to the acquisition of Photon. Realization of the deferred tax assets is dependent upon Photon's ability to generate taxable income in the future. Based on an analysis of Photon's existing taxable temporary differences, the presence of significant non-deductible acquisition costs and historical pretax operating results, a valuation allowance of $1,077,000 was recognized during fiscal 1995 to offset the deferred tax assets. The Company evaluates the realizability of the deferred tax assets quarterly. See Note 4 of the Notes to Consolidated Financial Statements for further discussion.
     The effective income tax rate was 36 percent for fiscal 1995 compared to 42 percent for fiscal 1994. The decrease in the rate is due primarily to an increase in the pre-tax income relative to the amount of nondeductible goodwill amortization. Consistent with fiscal 1994, use of research and development credits resulted in a reduction in the effective tax rate.
     No cash dividends were paid in fiscal 1995 or fiscal 1994. The Board of Directors periodically reviews the appropriateness of dividend payments taking into consideration numerous factors including the Company's cash requirements and performance.

LIQUIDITY AND CAPITAL RESOURCES

     The Company maintains a strong financial position, with working capital of
$27,273,000 at June 30, 1996.  The Company   generated $3,900,000 of cash from
operations, for both 1996 and 1995. The increase in accounts receivable of $4,700,000 was offset by a decrease in inventory and the higher net income for fiscal 1996. Cash generated from operations in both 1996 and 1995 was more than sufficient to support the Company's increase in sales. Net property and equipment additions were $1,600,000, $1,300,000 and $2,600,000 for fiscal 1996,
1995 and 1994. These additions were funded through a combination of cash flow from operations and borrowings on the lines of credit. It is anticipated that fiscal 1997 additions, estimated to be $2.5 million, will be funded from operations.
     On June 21, 1995 the Company acquired the assets of York Technology Companies. The total adjusted purchase price of approximately $6.6 million consisted of cash consideration of approximately $4.7 million, issuance of a non interest bearing term note in the amount of $1.6 million due December 31, 1996 and related transaction costs. See Note 2 of the Notes to Consolidated Financial Statements for further information concerning this acquisition.

                                  FINANCIAL REVIEW

     The Board of Directors has authorized the repurchase of up to 1,000,000 shares of the Company's common stock. As of June 30, 1996, the Company had purchased an aggregate of 835,950 shares under the program.
     The Company has unsecured lines of credit for $15,000,000 which expire on June 30, 1997. At June 30, 1996, available credit under these lines aggregated $11,935,000. In the Company's opinion, these lines together with cash generated from operations will be sufficient to meet the Company's working capital needs in fiscal 1996.

INFLATION

     Changes in product mix from year to year and highly competitive markets make it very difficult to accurately define the impact of inflation on profit margins. The Company believes that during the recent period of moderate inflation it has been able to reduce inflationary effects by vendor partnering arrangements and continuing expense control.

MARKET PRICE DATA

     The Company's common stock is traded on the national over-the-counter market under the NASDAQ symbol IFRS. The approximate number of shareholders of record as of September 9, 1996, was 1,533. The high and low sales prices of the Company's common shares for the fiscal quarters for the past two years are set forth below.

STOCK PRICE PER SHARE
                            1996                        1995
- -------------------------------------------------------------------------
QUARTERS            HIGH            LOW           HIGH             LOW

First              12 1/4          9 3/4          7 3/4         6  1/2
Second             10 3/4          9             10 3/4         7
Third              13 3/4          9 1/4         13 3/4         9 5/16
Fourth             16             11 3/4         14 1/2         9  3/4

                           CONSOLIDATED BALANCE SHEETS


June 30 (DOLLARS IN THOUSANDS)                                             1996         1995
- -----------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
       Cash and cash equivalents                                        $    266       $    662
       Accounts receivable, less allowance for doubtful
          accounts of $431 in 1996 and $472 in 1995                       16,494         11,819
       Inventories:
          Finished products                                                9,146          8,268
          Work in process                                                  7,167          7,673
          Materials                                                        7,513          8,120
- -----------------------------------------------------------------------------------------------
                                                                          23,826         24,061
       Prepaid expenses and sundry                                           150            296
       Deferred income taxes (Note 4)                                      1,032            822
- -----------------------------------------------------------------------------------------------
       Total current assets                                               41,768         37,660


PROPERTY AND EQUIPMENT
       Land                                                                   55             55
       Buildings                                                           4,100          4,065
       Machinery                                                          11,332          9,561
       Accumulated depreciation (deduction)                               (8,115)        (6,204)
- -----------------------------------------------------------------------------------------------
                                                                           7,372          7,477


PROPERTY UNDER CAPITAL LEASE (Note 3)
       Building                                                            2,545          2,545
       Machinery                                                             890            890
       Accumulated amortization (deduction)                               (1,328)        (1,124)
- -----------------------------------------------------------------------------------------------
                                                                           2,107          2,311


OTHER ASSETS (Note 2)
       Cost in excess of net assets acquired, less accumulated
          amortization of $1,818 in 1996 and $1,271 in 1995                8,647          9,843
       Patents, trademarks and other intangibles, less accumulated
          amortization of $1,492 in 1996 and $1,202 in 1995                  315            605
       Loan proceeds appropriated for debt service (Note 3)                  350            350
       Other                                                                 154            156
- -----------------------------------------------------------------------------------------------
                                                                           9,466         10,954
- -----------------------------------------------------------------------------------------------
TOTAL ASSETS                                                            $ 60,713       $ 58,402
- -----------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------

                           CONSOLIDATED BALANCE SHEETS


June 30 (DOLLARS IN THOUSANDS)                                             1996         1995
- -----------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
       Short-term bank borrowings (Note 3)                              $  3,065        $ 5,545
       Accounts payable                                                    3,218          3,500
       Accrued compensation and payroll taxes                              4,207          3,272
       Other liabilities and accrued expenses                              1,566          1,722
       Current maturities of capital lease obligations                       249            251
       Current maturities of long-term debt                                1,649             88
       State and local taxes                                                 394            135
       Federal income taxes                                                  147            199
- -----------------------------------------------------------------------------------------------
       Total current liabilities                                          14,495         14,712


Capital lease obligations (Note 3)                                         2,110          2,346
Long-term debt (Note 3)                                                      645          2,635
Deferred income taxes (Note 4)                                                95             73
Shareholders' equity (Note 6)
       Preferred Stock, $.01 par value:
          Authorized shares -- 1,000,000, none issued                         --             --
       Common Stock, $.01 par value:
          Authorized shares -- 50,000,000
          Issued shares --_6,177,500                                          62             62
       Additional paid-in capital                                          6,135          6,187
       Cost of common stock in treasury -- 654,195 shares in
           1996 and 689,784 shares in 1995 (deduction)                    (5,708)        (5,880)
       Cumulative translation adjustment                                    (149)            --
       Retained earnings                                                  43,028         38,267
- -----------------------------------------------------------------------------------------------
       Total shareholders' equity                                         43,368         38,636
- -----------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                               $60,713        $58,402


See accompanying notes.

                        CONSOLIDATED STATEMENTS OF INCOME


YEARS ENDED JUNE 30  (IN THOUSANDS, EXCEPT PER SHARE DATA)       1996           1995           1994
SALES                                                          $89,997        $75,994        $65,073
COST OF PRODUCTS SOLD                                           56,097         47,528         41,467
- ----------------------------------------------------------------------------------------------------
       GROSS PROFIT                                             33,900         28,466         23,606

OPERATING EXPENSES
       Selling                                                  10,102          9,174          7,867
       Administrative                                            6,874          5,580          4,757
       Engineering                                               8,608         10,029          8,980
- ----------------------------------------------------------------------------------------------------
                                                                25,584         24,783         21,604
- ----------------------------------------------------------------------------------------------------
       OPERATING INCOME                                          8,316          3,683          2,002

OTHER INCOME (EXPENSE)
       Interest income                                              55             62             73
       Interest expense                                           (755)          (484)          (620)
       Other, net                                                  251            233            236
- ----------------------------------------------------------------------------------------------------
                                                                  (449)          (189)          (311)
- ----------------------------------------------------------------------------------------------------
       INCOME BEFORE INCOME TAXES                                7,867          3,494          1,691

INCOME TAXES (Note 4)                                            3,106          1,243            704
- ----------------------------------------------------------------------------------------------------
       NET INCOME                                             $  4,761       $  2,251       $    987
- ----------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------
NET INCOME PER COMMON SHARE                                   $   0.84       $   0.41       $   0.19
- ----------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------
AVERAGE COMMON SHARES OUTSTANDING                                5,651          5,456          5,237
- ----------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------

See accompanying notes.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


YEARS ENDED JUNE 30  (DOLLARS IN THOUSANDS)                      1996           1995           1994
- ----------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
       Net income                                              $ 4,761        $ 2,251       $    987
       Adjustments to reconcile net income to net
          cash provided by operating activities:
          Depreciation of property and equipment                 1,911          1,830          1,698
          Amortization of intangibles                              837            792            797
          Amortization of property under capital lease             204            190            233
          Deferred income taxes                                   (718)          (460)          (370)
          Deferred compensation expense                              -             62             93
          Utilization of acquired tax loss carryforwards           530            111            351
          Changes in operating assets and liabilities
             (net of effects of acquired businesses):
             Accounts receivable                                (4,675)         1,939           (493)
             Inventories                                           235         (3,137)        (2,299)
             Other current assets                                  146            (43)            41
             Accounts payable and accrued liabilities              497            652            540
             Other current liabilities                             207           (325)           484
- ----------------------------------------------------------------------------------------------------
       NET CASH PROVIDED BY
           OPERATING ACTIVITIES                                  3,935        3,862            2,062
INVESTING ACTIVITIES
       Payments for acquired businesses                             --         (4,728)             -
       Purchases of property and equipment, net                 (1,573)        (1,253)        (2,565)
       Sundry                                                        2            (19)           333
- ----------------------------------------------------------------------------------------------------
       NET CASH USED IN INVESTING ACTIVITIES                    (1,571)        (6,000)        (2,232)
FINANCING ACTIVITIES
       Purchases of capital stock for treasury                    (565)            --             --
       Proceeds from bank term loan                                 --            720             --
       Principal payments on convertible securities                (34)           (65)            --
       Principal payments on capital lease obligations            (238)          (235)          (234)
       Principal payments on long-term debt                        (22)            --             --
       Proceeds from exercise of Common Stock options              621            491            143
       Proceeds from short-term bank borrowings                 23,365         29,905         22,355
       Principal payments on short-term bank borrowings        (25,845)       (28,080)       (22,095)
- ----------------------------------------------------------------------------------------------------
       NET CASH PROVIDED BY (USED IN)
           FINANCING ACTIVITIES                                 (2,718)         2,736            169
          Effect of exchange rates on cash                         (42)            --             --
- ----------------------------------------------------------------------------------------------------
       Increase (decrease) in cash and cash equivalents           (396)           598             (1)
Cash and cash equivalents at beginning of year                     662             64             65

- ----------------------------------------------------------------------------------------------------
       Cash and cash equivalents at end of year               $    266       $    662      $      64
- ----------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------

See accompanying notes.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                             Unamortized
                                              Common Stock     Additional  Treasury  Stock    Restricted    Cumulative
                                           ------------------   Paid-in   ------------------     Stock      Translation   Retained
(IN THOUSANDS)                              Shares    Amount    Capital    Shares    Amount  Compensation   Adjustments   Earnings
- ----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1993                    6,178       $62     $6,643      (954)   $(8,133)    $(21)        $    -        $35,029
Net income                                     --        --         --        --         --       --             --            987
Incentive stock options exercised              --        --        (59)       24        202       --             --             --
Restricted stock grants (Note 6):
     Amortization                              --        --         --        --         --       21             --             --
     Change in market value of shares          --        --        (12)       --         --       --             --             --
     Stock granted                             --        --          2         9         82       --             --             --
- ----------------------------------------------------------------------------------------------------------------------------------

BALANCE AT JUNE 30, 1994                    6,178        62      6,574      (921)    (7,849)      --             --         36,016
Net income                                     --        --         --        --         --       --             --          2,251
Incentive stock options exercised              --        --       (382)       93        791       --             --             --
Conversion of Photon notes                     --        --        (67)      129      1,096       --             --             --
Restricted stock grants (Note 6):
     Stock granted                             --        --         62         9         82       --             --             --
- ----------------------------------------------------------------------------------------------------------------------------------

BALANCE AT JUNE 30, 1995                    6,178        62      6,187      (690)    (5,880)      --             --         38,267
Net income                                     --        --         --        --         --       --             --          4,761
Translation adjustments                        --        --         --        --         --       --           (149)            --
Purchases for treasury                         --        --         --       (50)      (565)      --             --             --
Incentive stock options exercised              --        --       (187)       78        668       --             --             --
Tax benefit from exercise of stock
    options                                    --        --        140        --         --       --             --             --
Conversion of Photon Notes                     --        --         (5)        8         69       --             --             --
- ----------------------------------------------------------------------------------------------------------------------------------

Balance at June 30, 1996                    6,178       $62     $6,135      (654)   $(5,708)   $  --          $(149)       $43,028
- ----------------------------------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of all subsidiaries after elimination of intercompany accounts and transactions.

USE OF ESTIMATES: Preparation of the financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

FOREIGN CURRENCY TRANSLATION: The functional currency for the Company's foreign operations is the applicable local currency. The translation from the applicable foreign currencies to U.S. dollars is performed for balance sheet accounts using the exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. The gains or losses resulting from such translation are included in shareholders' equity.

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

PROPERTY UNDER CAPITAL LEASE: Property under capital lease is recorded at the lower of the fair market value of the leased property or the present value of the minimum lease payments. Amortization of leased property is computed by the straight-line method over the estimated useful life of the asset.

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

STOCK OPTIONS: In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation. Companies are required to adopt the provisions of this Statement for fiscal years beginning after December 15, 1995. The Company has not yet adopted the new rules and, upon adoption next year, presently intends to continue to measure compensation cost using Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees."

RECLASSIFICATIONS: Certain balances in the 1995 financial statements have been reclassified to conform to current year presentation.

NOTE 2 -- ACQUISITION

     On June 21, 1995, the Company consummated the acquisition of substantially all of the assets of York Technology Limited, a company incorporated in England ("York Tech Ltd."), and York Technology Inc., a New Jersey corporation, as well as the real estate and building previously leased by York Tech Ltd. The acquired businesses are involved in the research, development, design, manufacture and sale of quality assurance testing equipment for optical fibers. The original total purchase price, including estimated direct costs of acquisition, was approximately $6,900,000 and consisted of cash consideration of approximately $4,728,000, the issuance of a non-interest bearing term note in the amount of $1,872,000 due December 31, 1996, and related transaction costs.
     The purchase agreement specifies that the purchase price may be increased or decreased by an amount not to exceed $425,000, based on the level of sales achieved by the acquired businesses in fiscal 1996. During fiscal 1996 the sales were below the agreed upon level requiring a favorable adjustment of $287,395. This amount has been deducted from the term note as specified in the agreement and is reflected as an adjustment to cost in excess of net assets acquired. The note may be repaid, at the option of the Company, by the issuance of the Company's common stock. In connection with the purchase of the real estate and building, the Company obtained a term loan with a bank in the amount of $720,000.
     The acquisition has been accounted for as a purchase and, accordingly, the net assets and results of operations are included in the consolidated financial statements from the effective date of acquisition. The purchase price has been allocated to the assets based on their estimated fair values at the date of acquisition.

Allocation of the purchase price was as follows (IN THOUSANDS):

Inventories                                                           $1,791
Intangibles                                                            3,465
Property and equipment                                                 1,357
- -------------------------------------------------------------------------------
                                                                      $6,613
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     On an unaudited pro forma basis, sales, net income and net income per share for the year ended June 30, 1995, were $82,991,000, $1,663,000 and $.30, respectively, and for the year ended June 30, 1994, were $73,778,000, $1,192,000 and $.23, respectively. This pro forma data presents the consolidated results of operations as if the acquisition had occurred on July 1, 1993, after giving effect to certain adjustments, including amortization of intangibles, increased interest expense and related income tax effects. The pro forma results have been prepared for comparative purposes only and do not purport to indicate the results of operations which would actually have occurred had the acquisition been in effect on the date indicated, or which may occur in the future.

NOTE 3 -- DEBT AND LEASE ARRANGEMENTS

Long-term debt consisted of the following (IN THOUSANDS):
                                                            1996         1995
- -------------------------------------------------------------------------------
Term note payable to shareholders
  of York Tech Ltd. (Note 2)                               $1,585       $1,872

Term loan payable to bank, due
  in 180 monthly installments of
  principal and interest of $7,598,
  interest at the bank's base rate
  plus 3% (Note 2)                                            676          720

Convertible securities                                         33          131
- -------------------------------------------------------------------------------
                                                            2,294        2,723

Less current maturities                                     1,649           88
- -------------------------------------------------------------------------------
                                                          $   645       $2,635
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

CONVERTIBLE SECURITIES: In connection with the 1992 acquisition of Photon Kinetics, Inc., a wholly-owned subsidiary (PK), the Company issued $1,225,185 in five year, 10 percent unsecured notes convertible into IFR Systems common stock at a conversion rate of $8.00 per share. The notes may be converted in whole or in part, at the option of the holder, before April 1, 1997. During 1996, certain note holders exercised their right to convert notes into stock. Total shares exercised were 8,027 at a conversion value of $64,216. The remaining outstanding balance of $33,117 matures in 1997.

CAPITAL LEASES: In May 1989, the Company entered into a capital lease to finance an addition to its office and manufacturing facility. This lease was entered into in connection with an issuance of industrial revenue bonds (the Bonds) by the City of Goddard, Kansas (the City). The Company has guaranteed the future repayment of all amounts due relating to the Bonds. The City has retained title to the new facilities and related equipment; however, the Company has the option to purchase the facilities and equipment for a nominal amount after repayment in full of all amounts due relating to the Bonds.
Under the terms of the lease, the Company is required to make quarterly payments in an amount sufficient to pay the principal and interest installments of the Bonds when due. The Bonds mature serially over a 15 year period which commenced May 1, 1990, and are callable for early redemption by the Company after eight years. Upon the occurrence of certain events, the Bonds are subject to immediate redemption at the option of each Bond holder. These events include the acquisition or right to acquire beneficial ownership of 25 percent of the outstanding Common Stock (unless waived by the Board of Directors), the subsequent determination that the Bonds are taxable or other specified events.
     Loan proceeds appropriated for debt service consist of Bond proceeds held in restricted trust funds. The Company is required to maintain a minimum of $350,000 on deposit in the trust accounts until the Bonds are paid in full.
     The Company has other capital lease arrangements to finance the acquisition of equipment. Future minimum lease payments, based upon scheduled redemptions of the Bonds and payments under other lease arrangements, as of June 30, 1996, are as follows (IN THOUSANDS):

- -------------------------------------------------------------------------------
1997                                                           $   427
1998                                                               411
1999                                                               411
2000                                                               409
2001                                                               410
Thereafter                                                       1,212
- -------------------------------------------------------------------------------
Total minimum lease payments                                     3,280
Amounts representing interest                                      921
- -------------------------------------------------------------------------------
Present value of minimum lease payments                          2,359
Current maturities                                                 249
- -------------------------------------------------------------------------------
Long-term portion                                               $2,110
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

OPERATING LEASES: The Company also leases certain facilities and equipment under operating leases which expire over the next one to five years. The equipment leases provide the Company with the option after the initial lease term to purchase the property at the then fair value, renew its lease at the then fair rental value for a period of one year or return the equipment to the lessor. Generally, management expects that after the initial lease term the equipment will be purchased for the then fair value.
     Minimum payments for operating leases having initial or remaining noncancelable terms in excess of one year are as follows (in thousands):

- -------------------------------------------------------------------------------
1997                                                           $   718
1998                                                               707
1999                                                               684
2000                                                               291
2001                                                                17

- -------------------------------------------------------------------------------
Total minimum lease payments                                    $2,417
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Total rent expense for all operating leases amounted to approximately $625,000, $466,000 and $679,000 for 1996, 1995 and 1994, respectively.

LINES OF CREDIT: The Company has available unsecured lines of credit aggregating $15,000,000 which expire on June 30, 1997. As of June 30, 1996, the Company has unused lines of credit aggregating $11,935,000. The interest rate on the outstanding portion of the lines of credit is 1/2% below prime (7.75% at June 30, 1996).

INTEREST PAID: Interest paid during 1996, 1995 and 1994 was approximately $730,000, $495,000 and $547,000, respectively.

NOTE 4 -- INCOME TAXES

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets for the years ended as of June 30 are as follows (in thousands):


                                                       1996           1995
- -------------------------------------------------------------------------------
DEFERRED TAX LIABILITIES:
     Tax over book depreciation                      $   533       $    632
     Amortization of intangibles                         107            205
- -------------------------------------------------------------------------------
Total deferred tax liabilities                       $   640       $    837
- -------------------------------------------------------------------------------
DEFERRED TAX ASSETS:
     Tax credit carryforwards                        $   590       $    696
     Net operating loss carryforwards                    192            474
     Inventory reserves                                  647            460
     Accrued vacations                                   333             54
     Warranty reserves                                   273            290
     Other-net                                           342            689
- -------------------------------------------------------------------------------
Total deferred tax assets                              2,377          2,663
Valuation allowance for deferred tax assets             (800)        (1,077)
- -------------------------------------------------------------------------------
Net deferred tax assets                                1,577          1,586
- -------------------------------------------------------------------------------
Net total deferred tax assets                        $   937       $    749
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

The composition of the provision for income taxes is as follows (in thousands):

                                         1996             1995            1994
- -------------------------------------------------------------------------------
Current:
     Federal                           $2,236           $1,271          $  618
     State                                545              321             105
- -------------------------------------------------------------------------------
Total current                           2,781            1,592             723
Benefit of net operating
    loss carryforward                     530              111             351
Deferred federal                         (205)            (460)           (370)
- -------------------------------------------------------------------------------
                                       $3,106           $1,243          $  704
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

The effective income tax rate varied from the statutory federal income tax rate as follows for the years ended June 30:

                                         1996             1995            1994
- -------------------------------------------------------------------------------
Statutory federal income
    tax rate                            34.0%            34.0%           34.0%
Increases (decreases):
     State income taxes,
         net of federal tax benefit       4.6              6.1             4.1
     Amortization of goodwill
         and intangibles                  1.6              3.5             9.9
     Research and development
         tax credits                       --             (7.5)           (8.3)
     Other                                (.7)             (.5)            1.9

- -------------------------------------------------------------------------------
                                        39.5%            35.6%           41.6%
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

Income tax payments for 1996, 1995 and 1994 were approximately $2,749,000, $1,463,000 and $571,000, respectively.

NOTE 5 -- RESEARCH AND DEVELOPMENT COSTS

     Research and development costs were $7,374,000, $7,892,000 and $7,505,000, for 1996, 1995 and 1994, respectively.

NOTE 6 -- SHAREHOLDERS' EQUITY

INCENTIVE STOCK OPTION PLANS: The Company has two incentive stock option plans the 1985 and 1988 Plans (the Plans). Under the 1985 and 1988 Plans, 100,000 shares and 300,000 shares, respectively, of Common Stock have been reserved for issuance. The Plans permit the granting of qualified stock options to officers and key employees. The option price per share under the Plans is not to be less than the fair market value of a share of Common Stock on the date of grant. Incentive stock options exercised amounted to 39,047 shares in 1996, 62,678 shares in 1995 and 21,309 shares in 1994. The purchase price per share averaged $7.33, $6.81 and $6.08 in 1996, 1995 and 1994, respectively.

NONQUALIFIED STOCK OPTION PLAN: In November 1992, shareholders of the Company approved the 1992 Nonqualified Stock Option Plan whereby all employees of the Company are eligible to be granted nonqualified stock options. A total of 500,000 authorized but unissued or treasury shares of the Company's Common Stock were reserved for grant under the plan. The Board of Directors Compensation Committee determines the time or times at which options will be granted, selects the employees to whom options will be granted, and determines the number of shares covered by each option, purchase price, time of exercise and other terms. Nonqualified stock options exercised amounted to 33,881 shares in 1996, 30,200 shares in 1995 and 2,400 shares in 1994. The purchase price per share averaged $7.31, $6.87 and $6.88 in 1996, 1995 and 1994, respectively.

                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following presents information regarding options granted through June 30, 1996:

                                                  Options
                                                Outstanding
                                    Available       and           Option Price
                                    for Grant    Exercisable       Per Share
- --------------------------------------------------------------------------------
The 1985 Plan                            0           10,000    $6.125 to $11.25
The 1988 Plan                        4,874          152,859     2.97  to  12.50
The 1992 Plan                       77,167          108,034     6.75  to  15.375

RESTRICTED STOCK GRANT PLAN: On February 27, 1989, the shareholders of the Company approved a restricted stock grant plan whereby officers and key employees may be granted restricted shares of the Company's Common Stock. The restrictions lapse over various vesting periods not to exceed ten years. A total of 300,000 authorized but unissued or treasury shares of the Company's Common Stock were reserved for grant under the plan. These restricted shares may be granted during the next ten years at a price equal to par value. In 1995 and 1994, the Company made additional grants each year of 9,600 shares with restrictions lapsing June 30, 1995 and 1994, respectively. No grants were made in 1996.
     The market value of restricted shares granted is being amortized as compensation expense over the vesting period. Total expense of $62,000 and $104,000 was recognized in 1995 and 1994, respectively, in connection with the restricted stock grant plan. The shares reserved for future grants are 85,694 as of June 30, 1996.

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

OUTSIDE DIRECTOR PLAN: In November 1989, an Outside Director Compensation, Stock Option and Retirement Plan (Outside Director Plan) was approved by the shareholders. The Outside Director Plan provides that each director who is not an employee of the Company will be granted an option to purchase 1,000 shares of the Company's Common Stock on the third business day after the annual meeting of the shareholders in each of the next ten years, commencing in 1989. The total number of shares to be issued under the Outside Director Plan cannot exceed 60,000 shares. The option price under the Outside Director Plan is not to be less than the fair market value of a share of Common Stock on the date of grant. At June 30, 1996, 28,000 options were outstanding, 22,000 of which are currently exercisable at option prices ranging from $6.25 to $12.625 per share with the remaining 6,000 options becoming exercisable in November 1996, at an option price of $9.125 per share. Options exercised under the Outside Director Plan amounted to 5,000 shares in 1996. The purchase price per share averaged $7.87.

NOTE 7 -- INDUSTRY SEGMENTS

     The Company operates exclusively in one dominant industry segment, the electronic test and measurement equipment industry. The primary use of its products is for receiving, analyzing and transceiving video, voice and data information.
     Sales include $12,400,000, $16,400,000 and $8,500,000 in 1996, 1995 and
1994, respectively, to the United States government.
     Export sales to unaffiliated customers by destination of sales are summarized as follows (in thousands ):


                                            Years ended June 30
                                  -------------------------------------
                                     1996             1995        1994
- -------------------------------------------------------------------------------
Europe                            $  8,622         $  5,184    $  4,400
Western Hemisphere                   5,883            4,884       2,719
Pacific Rim                         14,894           10,090       3,488
Other                                3,793            5,523       6,270
- -------------------------------------------------------------------------------
                                   $33,192          $25,681     $16,877
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                   NOTES TO CONSOLIDAATED FINANCIAL STATEMENTS


NOTE 8 -- EMPLOYEE BENEFIT PLANS

RETIREMENT PLANS: The Company has a trusteed defined contribution retirement plan for substantially all employees. Company contributions are discretionary with respect to the plan. Employee benefits are based on amounts accumulated from contributions and investment gains or losses. Because it is a defined contribution plan, there are no unfunded past service costs. Total retirement plan expenses for 1996, 1995 and 1994 were $1,083,000, $1,036,000 and $-0-, respectively. These amounts were accrued at year end and are included in the balance sheet caption Other Liabilities and Accrued Expenses.
     In January 1993, the Company established a savings and investment plan for substantially all employees under Section 401(k) of the Internal Revenue Code. Employees may contribute to the plan up to 12% of their salary. Matching Company contributions are discretionary with respect to the plan. During 1996, 1995 and 1994, the Company matched 50% of each employee's contribution up to 4% of their salary. Company contributions charged to expense in 1996, 1995 and 1994, were $298,000, $254,000 and $255,000, respectively.

INCENTIVE BONUS PLAN: The Company has established a bonus plan payable to all employees based on pre-established operating income goals approved by the Board of Directors. Total bonus plan expense amounted to $783,000 for 1996. No expenses were incurred in 1995 and 1994.

VEBA TRUST:  The Company has a voluntary employees' beneficiary association
(VEBA), which funds certain employee welfare plan benefits. The Company is obligated to fund a trust as needed to provide for actual claims and trust expenses incurred. Total VEBA expenses for 1996, 1995 and 1994 were $1,183,000, $1,206,000 and $1,005,000, respectively.


NOTE 9 -- COMMITMENTS AND CONTINGENCIES

     The Company has a contract with the United States Army (the Army) under which the Army had the option to purchase up to $50,000,000 of test instruments, technical manuals, and other services at a fixed sales price during a five-year period which ended December 1993. At June 30, 1996, the Company had a backlog of $8.6 million and orders pursuant to the contract were being shipped as specified by the contract.

                     RESPONSIBILITY FOR FINANCIAL STATEMENTS

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

/s/ Jeffrey A. Bloomer

Jeffrey A. Bloomer
TREASURER AND
CHIEF FINANCIAL OFFICER

                REPORT OF ERNST & YOUNG LLP INDEPENDENT AUDITORS

Board of Directors
IFR Systems, Inc.

     We have audited the accompanying consolidated balance sheets of IFR Systems, Inc. as of June 30, 1996 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IFR Systems, Inc. at June 30, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1996, in conformity with generally accepted accounting principles.

                                                               ERNST & YOUNG LLP

Indianapolis, Indiana
July 29, 1996