Form 10-K, Exhibit 13
period 1997-06-30
IFR SYSTEMS INC
filed 1997-09-25
CIK 785546

IFR SYSTEMS, INC. -- 1997 ANNUAL REPORT


Performance  Highlights

(Dollars in thousands,
except per share)             1997     1996      1995      1994      1993
Income Statement Data
    Sales                   $103,517  $89,997   $75,994   $65,073   $60,791
    Operating Income          10,907    8,316     3,683     2,002     1,851
    R & D Expense              9,990    7,374     7,892     7,505     6,107
    Net Income                 6,646    4,761     2,251       987       877

Balance Sheet Data
    Total Assets            $ 65,830  $60,713    $58,402  $51,232   $49,047
    Working Capital           33,515   27,273     22,948   21,498    20,148
    Shareholders' Equity      48,154   43,368     38,636   34,802    33,578
    Long-term Debt and
      Capital Lease
      Obligations              3,765    2,755      4,981    3,419     4,058

Profitability Ratios
    Gross Margin                40.8%    37.7%      37.5%    36.3%     34.4%
    Net Income                   6.4      5.3        3.0      1.5       1.4
    Effective Income Tax Rate   39.6     39.5       35.6     41.6      50.5
    Return on Assets            10.5      8.0        4.1      2.0       1.9
    Return on Equity            14.5     11.6        6.1      2.9       2.6

Per Share
    Net Income                 $1.18    $0.84     $ 0.41   $  0.19    $ 0.17
    Book Value                  8.88     7.85       7.08      6.65      6.43
    Dividends                     --       --         --        --        --

1997 Sales  By  Principal  Markets  (in thousands)

U.S. Domestic - $37,282  --  36%
Export - $39,091  --  38%
U.S. Government - $21,084  --  20%
Parts & Service - $6,060  --  6%

Quarterly Financial Data

The following quarterly financial data summarizes the unaudited quarterly results for the years ended June 30, 1997 and 1996. (Dollars in thousands except net income per share.)

                                          Quarters Ended
Fiscal 1996           September 30,    December 31,   March 31,     June 30,
                          1996            1996          1997          1997
Sales                   $23,258           $26,987      $26,238       $27,034
Gross Profit              8,864            10,702       10,933        11,722
Net Income                1,210             1,616        1,726         2,094
Net Income Per Share    $  0.21           $  0.29      $  0.30       $  0.37


Fiscal 1996           September 30,    December 31,   March 31,     June 30,
                          1995            1995          1996          1996
Sales                    $19,857         $23,507       $22,802       $23,831
Gross Profit               7,075           8,635         8,658         9,532
Net Income                   407           1,293         1,479         1,582
Net Income Per Share     $  0.07         $  0.24       $  0.26       $  0.28

Management's Discussion and Analysis
of Financial Condition and Results of Operations

Fiscal 1997 vs. 1996

   Sales for fiscal year 1997 were $103,517,000 compared to $89,997,000 in fiscal year 1996, an increase of 15 percent. International sales increased from $33,192,000, or 37 percent of sales in fiscal year 1996 to $39,091,000, or 38 percent of sales in fiscal year 1997. The majority of the increase in international sales took place in Europe. Sales of avionics test equipment were up seven percent over fiscal year 1996. Test and measurement equipment sales decreased 17 percent compared to the prior year. This decrease is related to product line changes during the year, resulting in the distribution base depleting their stock on hand before ordering new inventory. Sales of communication test equipment were up 21 percent. This increase was primarily driven by sales of SINCGARS equivalent test equipment to the military. Sales of fiber optics test equipment increased 15 percent over fiscal year 1996. The majority of this increase was in sales of production and lab test equipment to fiber optic manufacturers.

   Gross margin increased from 38 percent for fiscal year 1996 to 41 percent for fiscal year 1997. This is primarily due to the increase in fiber optics test equipment and communications test equipment sales. With the increase in sales, the fixed portion of the cost of sales has decreased as a percent of sales resulting in additional improvements in the gross margin.

   Operating expenses increased as a percent of sales from 28 percent for fiscal year 1996 to 30 percent for fiscal year 1997. Selling expenses remained unchanged as a percent of sales. Engineering expenses increased one percent as a percent of sales over the prior year. This increase was planned and is intended to support the Company's long term growth plans. Administrative expenses increased one percent as a percent of sales for fiscal year 1997. This increase is related to recruiting costs associated with hiring additional engineering professionals. Operating income as a percent of sales increased from nine percent for fiscal year 1996 to 11 percent for fiscal year 1997.

   Interest expense decreased $184,000 or 24 percent compared to the prior year. Short-term bank borrowings decreased $2.7 million for the year. Other income increased $303,000 over the prior year. This is primarily due to the foreign exchange rate translation gains recorded in the books of York Technology Ltd. for normal trading activity in the intercompany loan account.

   The Company has recorded, for financial reporting purposes, a valuation
allowance for deferred tax assets   aggregating $620,000, for capital loss
carryforwards and tax credit carryforwards related to the acquisition of Photon Kinetics. When realized through a reduction in the valuation allowance, the tax benefit from the tax credit carryforwards will be applied to reduce goodwill. The Company evaluates the realizability of the deferred tax assets quarterly. See Note 4 of the Notes to Consolidated Financial Statements for further discussion.

   The effective income tax rate was 39.5 percent for fiscal 1996 as compared to 39.6 percent for fiscal year 1997.

   No cash dividends were paid in fiscal year 1997 or fiscal year 1996. On August 14, 1997, the Board of Directors authorized a $.05 per share dividend payable on September 12, 1997. The Board of Directors will review quarterly the appropriateness of future dividend payments taking into consideration numerous factors including the Company's cash requirements and performance.

Fiscal 1996 vs. 1995

   Sales for fiscal year 1996 were $89,997,000 compared to $75,994,000 in fiscal year 1995, an increase of 18 percent. Sales of avionics test equipment increased 36 percent over fiscal year 1995. Test and Measurement sales increased 42 percent compared to fiscal year 1995. The majority of the increase is related to the private label agreement with Marconi Instruments, Ltd. The agreement was announced in October 1995 whereby Marconi has exclusive rights to distribute IFR products under their name in Europe and certain other countries. Sales of communications test equipment, excluding the U.S. Government, were up 23 percent compared to fiscal year 1995. Sales of communications service monitors to the U.S. Government decreased
$4,000,000, or 30 percent compared to fiscal year 1995. This decrease was a planned decline in the shipping schedule as determined by the U.S.
Government. International sales increased from $25,681,000, or 34 percent of sales in fiscal year 1995 to $33,192,000, or 37 percent of sales in fiscal year 1996. Gross margin remained unchanged at 37 percent for fiscal year 1996 as compared to fiscal year 1995.

   Operating expenses increased three percent over fiscal year 1995. Fiscal year 1995 operating expenses represented 28 percent of fiscal year 1996 sales, while fiscal year 1995 operating expenses were 32 percent of fiscal year 1995 sales. Selling expenses increased $928,000, or 10 percent compared to fiscal year 1995. This is due primarily to the higher sales commission expense from the increase in sales. Administrative expenses increased $1,294,000, or 23 percent compared to fiscal year 1995. This increase is primarily related to the acquisition of York Technology, Ltd. and staff additions at IFR Systems, Inc. On a percent of sales basis, administrative expenses were unchanged at seven percent for fiscal year 1996 and fiscal year 1995. Engineering expenses decreased $1,421,000, or 14 percent compared to
fiscal  year 1995.   This decrease is related to cost reductions realized
from the integration of York Technology Companies and the funding of certain research and development projects.

   Interest expense increased $271,000, or 56 percent over fiscal year 1995. This increase is related to the funding through notes payable for the York acquisition at the beginning of fiscal year 1996. Short-term bank borrowings decreased $2.5 million for the year.

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

   The effective income tax rate was 39.5 percent for fiscal year 1996 compared to 35.6 percent for fiscal year 1995. The increase in the rate is due primarily to the elimination of the research and development credit for fiscal year 1996.

   No cash dividends were paid in fiscal year 1996 or fiscal year 1995. The Board of Directors periodically reviews the appropriateness of dividend payments, taking into consideration numerous factors including the Company's cash requirements and performance.

Liquidity and Capital Resources

   The Company maintains a strong financial position, with working capital of $33,500,000 at June 30, 1997. The Company generated cash from operations of $10,800,000 and $3,900,000 for fiscal year 1997 and fiscal year 1996. An increase in accounts receivable of $3,200,000 was offset by a decrease in inventory and accrued compensation expense for fiscal year 1997. Cash generated from operations in fiscal year 1997 and fiscal year 1996 was more than sufficient to support the Company's increase in sales. Net property and equipment additions were $3,300,000, $1,600,000 and $1,300,000 for fiscal year 1997, 1996 and 1995, respectively. These additions were funded through a combination of cash flow from operations and borrowings on the lines of credit. It is anticipated that fiscal year 1998 additions, estimated to be $3.5 million, will be funded from operations.

   On June 21, 1995, the Company acquired the assets of York Technology Companies. The total adjusted purchase price of approximately $6.7 million consisted of cash consideration of approximately $4.7 million, related transaction costs and the issuance of a non-interest bearing term note in the amount of $1.6 million. The note payment was satisfied on December 31, 1996 with a combination of the Company's common stock and cash. See Note 2 of the Notes to Consolidated Financial Statements for further information concerning this acquisition.

   The Board of Directors has authorized the repurchase of up to 500,000 shares of the Company's common stock. The main purpose of the shares buyback program is to offset stock options exercised from treasury stock and as a utilization of the anticipated excess cash flow during the year. As of June 30, 1997, the Company had purchased an aggregate of 149,000 shares under the program.

   The Company has unsecured lines of credit for $15,000,000 which expire on June 30, 1998. At June 30, 1997, available credit under these lines aggregated $14,670,000. In the Company's opinion, these lines together with cash generated from operations will be sufficient to meet the Company's working capital needs in fiscal year 1998.

Inflation

   Changes in product mix from year to year and highly   competitive markets
make it very difficult to accurately define the impact of inflation on profit margins. The Company believes that during the recent period of moderate inflation it has been able to reduce inflationary effects by vendor partnering arrangements and continuing expense control.

Market Price Data

   The Company's common stock is traded on the national over-the-counter market under the NASDAQ symbol IFRS. The approximate number of shareholders of record as of September 8, 1997, was 1,661. The high and low sales prices of the Company's common shares for the fiscal quarters for the past two years are set forth below.

Stock Price Per Share

                    1997                1996
Quarters      High      Low       High       Low
First         16        10 3/4    12 1/4     9 3/4
Second        17 1/2    14        10 3/4     9
Third         19 1/8    15        13 3/4     9 1/4
Fourth        18 3/4    14 1/4    16         11 3/4

Consolidated Statements of Income
Years ended June 30  (In thousands, except per share data)

                                   1997           1996        1995
Sales                            $103,517        $89,997     $75,994
Cost of Products Sold              61,296         56,097      47,528
    Gross Profit                   42,221         33,900      28,466

Operating Expenses
    Selling                        11,400         10,102       9,174
    Administrative                  8,781          6,874       5,580
    Engineering                    11,133          8,608      10,029
                                   31,314         25,584      24,783
    Operating Income               10,907          8,316       3,683

Other Income (Expense)
    Interest income                   118             55          62
    Interest expense                 (571)          (755)       (484)
    Other, net                        554            251         233
                                      101           (449)       (189)
    Income Before Income Taxes     11,008          7,867       3,494

Income Taxes (Note 4)               4,362          3,106       1,243
    Net Income                    $ 6,646        $ 4,761     $ 2,251

Net Income Per Common Share       $  1.18        $  0.84     $  0.41

Average Common Shares Outstanding   5,614          5,651       5,456

See accompanying notes.

Consolidated Balance Sheets

June 30 (Dollars in thousands)                                         1997      1996
Assets

Current assets
    Cash and cash equivalents                                      $  2,379     $   266
    Accounts receivable, less allowance for doubtful accounts
         of $500 in 1997 and $431 in 1996                            19,707      16,494
    Inventories:
         Finished products                                            8,744       9,146
         Work in process                                              6,517       7,167
         Materials                                                    7,144       7,513
                                                                     22,405      23,826
    Prepaid expenses and sundry                                          99         150
    Deferred income taxes (Note 4)                                    2,191       1,032
    Total current assets                                             46,781      41,768

Property and equipment
    Land                                                                 55          55
    Buildings                                                         4,622       4,100
    Machinery                                                        13,554      11,332
    Allowances for depreciation (deduction)                         (10,053)     (8,115)
                                                                      8,178       7,372

Property under capital lease (Note 3)
    Building                                                          2,676       2,545
    Machinery                                                         1,085         890
    Allowances for depreciation (deduction)                          (1,278)     (1,328)
                                                                      2,483       2,107


Other assets (Note 2)
    Cost in excess of net assets acquired, less accumulated
        amortization of $2,329 in 1997 and $1,818 in 1996             8,177       8,647
    Patents, trademarks and other intangibles, less accumulated
        amortization of $1,782 in 1997 and $1,492 in 1996                25         315
    Other                                                               186         504
                                                                      8,388       9,466
Total assets                                                        $65,830     $60,713

Consolidated Balance Sheets

June 30 (Dollars in thousands)                                            1997      1996
Liabilities and shareholders' equity

Current liabilities
    Short-term bank borrowings (Note 3)                                $   330    $  3,065
    Accounts payable                                                     3,649       3,218
    Accrued compensation and payroll taxes                               5,634       4,207
    Accrued warranty expense                                               862         612
    Other liabilities and accrued expenses (Note 8)                      1,360         954
    Current maturities of capital lease obligations                        175         249
    Current maturities of long-term debt                                    --       1,649
    State and local taxes                                                  426         394
    Federal income taxes                                                   830         147

    Total current liabilities                                           13,266      14,495

Capital lease obligations (Note 3)                                       3,765       2,110

Long-term debt (Note 3)                                                     --         645

Deferred income taxes (Note 4)                                             645          95

Shareholders' equity (Note 6)
    Preferred Stock, $.01 par value:
         Authorized shares -- 1,000,000, none issued                        --          --
    Common Stock, $.01 par value:
         Authorized shares -- 50,000,000
         Issued shares -- 6,177,500                                         62          62
    Additional paid-in capital                                           6,400       6,135
    Cost of common stock in treasury -- 753,343 shares in
         1997 and 654,195 shares in 1996 (deduction)                    (8,040)     (5,708)
    Cumulative translation adjustment                                       58        (149)
    Retained earnings                                                   49,674      43,028
    Total shareholders' equity                                          48,154      43,368

Total liabilities and shareholders' equity                             $65,830     $60,713

See accompanying notes.

Consolidated Statements of Shareholders' Equity

                                      Common  Additional                              Cumulative
                                      Stock     Paid-in  Treasury Stock  Translation   Retained
(in thousands)                        Shares    Amount        Capital       Shares       Amount    Adjustments  Earnings
Balance at June 30, 1994               6,178     $62           $6,574        (921)      $(7,849)    $    --      $36,016
Net income                                --      --               --          --            --          --        2,251
Incentive stock options exercised         --      --             (382)         93           791          --           --
Conversion of Photon notes                --      --              (67)        129         1,096          --           --
Restricted stock grants (Note 6)          --      --               62           9            82          --           --

Balance at June 30, 1995               6,178      62            6,187        (690)       (5,880)         --       38,267
Net income                                --      --               --          --            --          --        4,761
Translation adjustments                   --      --               --          --            --        (149)          --
Purchases for treasury                    --      --               --         (50)         (565)         --           --
Incentive stock options exercised         --      --             (187)         78           668          --           --
Tax benefit from exercise
    of stock options                      --      --              140          --            --          --           --
Conversion of Photon Notes                --      --               (5)          8            69          --           --

Balance at June 30, 1996               6,178      62            6,135        (654)       (5,708)       (149)      43,028
Net income                                --      --               --          --            --          --        6,646
Translation adjustments                   --      --               --          --            --         207           --
Purchases for treasury                    --      --               --        (312)       (4,477)         --           --
Incentive stock options exercised         --      --             (318)        132         1,331          --           --
Tax benefit from exercise
    of stock options                      --      --              207          --            --          --           --
Payment of York Ltd. note                 --      --              371          80           803          --           --
Restricted stock grants (Note 6)          --      --                5           1            11          --           --

Balance at June 30, 1997               6,178     $62           $6,400        (753)      $(8,040)     $   58      $49,674

See accompanying notes.


Consolidated Statements of Cash Flows

Years ended June 30 (Dollars in thousands)                 1997         1996        1995
Operating activities
    Net income                                           $ 6,646       $ 4,761    $ 2,251
    Adjustments to reconcile net income to net
       cash provided by operating activities:
         Depreciation of property and equipment            2,263         2,115      2,020
         Amortization of intangibles                         801           837        792
         Deferred income taxes                              (701)         (718)      (460)
         Deferred compensation expense                        16            --         62
         Utilization of acquired tax loss carryforwards      272           530        111
         Changes in operating assets and liabilities
            (net of effects of acquired businesses):
              Accounts receivable                         (3,213)       (4,675)     1,939
              Inventories                                  1,421           235     (3,137)
              Other current assets                            51           146        (43)
              Accounts payable and accrued liabilities     2,514           497        652
              Other current liabilities                      715           207       (325)

    Net cash provided by
        operating activities                              10,785         3,935      3,862



Investing activities
    Payments for acquired businesses                          --            --     (4,728)
    Purchases of property and equipment, net              (3,334)       (1,573)    (1,253)
    Sundry                                                   (32)            2        (19)
    Net cash used in investing activities                 (3,366)       (1,571)    (6,000)

Financing activities
    Purchases of capital stock for treasury               (4,477)         (565)        --
    Proceeds from bank term loan                              --            --        720
    Principal payments on convertible securities              --           (34)       (65)
    Principal payments on capital lease obligations       (2,009)         (238)      (235)
    Principal payments on long-term debt                  (1,198)          (22)        --
    Proceeds from exercise of common stock options         1,220           621        491
    Proceeds from issuance of Industrial Revenue Bond      3,940            --         --
    Proceeds from short-term bank borrowings              29,380        23,365     29,905
    Principal payments on short-term bank borrowings     (32,115)      (25,845)   (28,080)
    Net cash provided by (used in)
        financing activities                              (5,259)       (2,718)     2,736
         Effect of exchange rate changes on cash             (47)          (42)        --
    Increase (decrease) in cash
         and cash equivalents                              2,113          (396)       598

Cash and cash equivalents at beginning of year               266           662         64
    Cash and cash equivalents at end of year            $  2,379       $   266    $   662

See accompanying notes.


Note 1 --     Summary of Significant Accounting Policies

Principles of Consolidation

    The consolidated financial statements include the accounts of all subsidiaries after elimination of intercompany accounts and transactions.

Use of Estimates

    Preparation of the financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Foreign Currency Translation

    The functional currency for the Company's foreign operations is the applicable local currency. The translation from the applicable foreign currencies to U.S. dollars is performed for balance sheet accounts using the exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. The gains or losses resulting from such translation are included in shareholders' equity. Gains or losses resulting from foreign currency transactions are included in other income.

Inventories

    Inventories are valued at the lower of cost (first-in, first-out method) or market.

Intangible Assets

    The cost in excess of net assets acquired (goodwill) and the cost of patents, trademarks and other intangible assets are amortized by the straight-line method over periods ranging from 3 to 20 years.

Property and Equipment

    Property and equipment is stated at cost. Depreciation is computed by straight-line and double-declining methods.

Property Under Capital Lease

    Property under capital lease is recorded at the lower of the fair market value of the leased property or the present value of the minimum lease payments. Depreciation of leased property is computed by the straight-line method over the useful life of the asset.

Revenue Recognition

    Revenue from sales of products is recognized at the time products are shipped or when services have been rendered to the customer. Sales and cost of sales on long-term contracts are recorded as deliveries are made. Estimates of cost to complete are revised periodically throughout the lives of the contracts, and any estimated losses on contracts are recorded in the accounting period in which the revisions are made.

Earnings Per Share

    The Company's reported earnings per share is computed on the basis of the weighted average number of shares outstanding during each year plus the dilutive effect, if any, of outstanding common stock equivalents.

Cash Equivalents

    The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Accounting for Stock-Based Compensation

    Effective in 1997, the Company adopted Statement of Financial Accounting Standards No. 123 (SFAS 123), Accounting for Stock-Based Compensation. Under SFAS 123, stock-based compensation expense is measured using either the
intrinsic value method, as   prescribed by Accounting Principles Board
Opinion No. 25, or the fair value method described in SFAS 123. The Company has elected to continue to measure compensation costs using the intrinsic value method and comply with the pro forma disclosure requirements of SFAS 123 (see Note 6).

Recently Issued Accounting Pronouncements

    In February 1997, the FASB issued Statement of Financial Accounting Standards No. 128 (SFAS 128), Earnings per Share, which replaces the presentation of primary earnings per share (EPS) with basic EPS and replaces fully diluted EPS with diluted EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the components of the basic EPS computation to the components of the diluted EPS computation. SFAS No. 128 is effective for both interim and annual periods ending after December 15, 1997. Earlier adoption is not permitted. Upon adoption, all prior-period EPS data presented will be restated. The Company does not anticipate the adoption of SFAS No. 128 to have a significant effect on EPS.

    In July, 1997, the Financial Accounting Standards Board issued Statement No. 131 (SFAS 131), Disclosures about Segments of an Enterprise and Related Information. Under SFAS 131, the Company will report financial and descriptive information about its operating segments. SFAS 131 is effective for fiscal years beginning after December 15, 1997. The Company plans to adopt SFAS 131 on July 1, 1998. The Company has not yet evaluated the impact of adoption of SFAS 131.

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

    The purchase agreement specifies that the purchase price may be increased or decreased by an amount not to exceed $425,000, based on the level of sales achieved by the acquired businesses in fiscal 1996. During fiscal 1996, the sales were below the agreed upon level requiring a favorable adjustment of $245,559. This amount has been deducted from the term note as specified in the agreement and is reflected as an adjustment to cost in excess of net assets acquired. The note was satisfied in 1997 by the issuance of 80,000 shares of the Company's common stock and cash. In connection with the purchase of the real estate and building, the Company obtained a term loan with a bank in the amount of $720,000.

    The acquisition has been accounted for as a purchase and, accordingly, the net assets and results of operations are included in the consolidated financial statements from the effective date of acquisition. The purchase price has been allocated to the assets based on their estimated fair values at the date of acquisition.

Allocation of the revised purchase price was as follows
(in thousands):

Inventories                      $1,791
Intangibles (net of adjustment)   3,507
Property and equipment            1,357
                                 $6,655

    On an unaudited pro forma basis, sales, net income and net income per share for the year ended June 30, 1995, were $82,991,000, $1,663,000 and $.30, respectively. This pro forma data presents the consolidated results of operations as if the acquisitions had occurred on July 1, 1994, after giving effect to certain adjustments including amortization of intangibles, increased interest expense and related income tax effects. The pro forma results have been prepared for comparative purposes only and do not purport to indicate the results of operations which would actually have occurred had the acquisitions been in effect on the date indicated or which may occur in the future.

Note 3 -- Debt and Lease Arrangements

Long-term debt consisted of the following (in thousands):

                                          1997       1996
Term note payable to shareholders
    of York Tech Ltd. (Note 2)            $ --      $1,585
Term loan payable to bank, due
    in 180 monthly installments of
    principal and interest of $7,598,
    interest at the bank's base rate
    plus 3% (Note 2)                        --         676
Convertible securities                      --          33
                                            --       2,294
Less current maturities                     --       1,649
                                          $ --     $   645

    Term note payable to York Tech Ltd.: As per terms of the agreement, final payment was made on December 31, 1996. The balance due, after adjustments, was satisfied with cash of $166,000 and the Company's common stock valued at $1,174,000.

    Term loan payable to bank: In May 1997, the Company elected to pay off the remaining balance of the loan.

    Convertible Securities: In connection with the 1992 acquisition of Photon Kinetics, Inc., a wholly-owned subsidiary (PK), the Company issued $1,225,185 in five year, 10 percent unsecured notes convertible into IFR Systems common stock at a conversion rate of $8.00 per share. The notes were convertible in whole or in part, at the option of the holder. Final payment was made on April 1, 1997.

    Capital Leases: In March 1997, the Company entered into a capital lease to refund and redeem the industrial revenue bonds dated May 1, 1989 which were issued in the original principal amount of $3,500,000 of which $2,330,000 were outstanding; and to finance manufacturing support equipment and building improvements to the existing facility. This lease was entered into in connection with an issuance of industrial revenue bonds dated March
15, 1997 (the 97 Bonds) by the City of Goddard, Kansas (the City). The transaction for the 97 bonds totalled $3,940,000. All remaining funds, $1,594,000 at June 30, 1997, after the payoff of the May 1, 1989 Bond are contractually restricted. The Company has guaranteed the future repayment of all amounts due relating to the 97 Bonds. The City has retained title to the facilities and related equipment. The Company has the option to purchase the facilities and equipment for a nominal amount after repayment in full of all amounts due relating to the 97 Bonds. Under the terms of the lease, the Company is required to make quarterly payments in an amount sufficient to pay the principal and interest installments of the 97 Bonds when due. The 97 Bonds mature serially over a 15 year period which commenced May 1, 1997, and are callable for early redemption by the Company on or after May 1, 2004. Upon the occurrence of certain events, the 97 Bonds are subject to immediate redemption at the option of each Bondholder.

    These events include the acquisition or right to acquire beneficial ownership of 25% of the outstanding Common Stock (unless waived by the Board of Directors), the subsequent determination that the Bonds are taxable or other specified events.

    Future minimum lease payments, based upon scheduled redemptions of the Bonds as of June 30, 1997, are as follows

(in thousands):

1998                                     $   420
1999                                         403
2000                                         399
2001                                         399
2002                                         404
Thereafter                                 4,039
Total minimum lease payments               6,064
Amounts representing interest              2,124
Present value of minimum lease payments    3,940
Current maturities                           175
Long-term portion                         $3,765

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

    Minimum payments for operating leases having initial or remaining noncancelable terms in excess of one year are as follows (in thousands):

1998                             $   797
1999                                 767
2000                                 335
2001                                  15
Total minimum lease payments      $1,914

    Total rent expense for all operating leases amounted to approximately $825,000, $625,000, and $466,000 for 1997, 1996 and 1995, respectively.

    Lines of Credit: The Company has available unsecured lines of credit aggregating $15,000,000 which expire on June 30, 1998. As of June 30, 1997, the Company has unused lines of credit aggregating $14,670,000. The interest rate on the outstanding portion of the lines of credit is 3/4% below prime (7.75% at June 30, 1997).

    Interest Paid: Interest paid during 1997, 1996 and 1995 was approximately $555,000, $730,000, and $495,000, respectively.

Note 4 -- Income Taxes

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of June 30 are as follows (in thousands):

                                      1997      1996
Deferred tax liabilities:
    Tax over book depreciation      $   539   $   533
    Amortization of intangibles           9       107
    Other                               113        --
Total deferred tax liabilities          661       640

Deferred tax assets:
    Tax credit carryforwards            463       590
    Capital loss carryforward           153       153
    Net operating loss carryforwards     --        39
    Inventory reserve                 1,020       647
    Accrued vacation                    365       333
    Warranty reserve                    290       273
    Other-net                           536       342

Total deferred tax assets             2,827     2,377
Valuation allowance for
    deferred tax assets                (620)     (800)

Net deferred tax assets               2,207     1,577

Net total deferred tax assets        $1,546    $  937



    The composition of the provision for income taxes is as follows (in thousands):

                        1997     1996     1995

Current:
    Federal            $3,623   $2,236   $1,271
    State                 810      545      321
    Foreign               363       --       --

Total current           4,796    2,781    1,592
Benefit of tax
    carryforwards         272      530      111
Deferred federal         (817)    (205)    (460)
Deferred foreign          111       --       --
                       $4,362   $3,106   $1,243

    The effective income tax rate varied from the statutory federal income tax rate as follows for the years ended June 30:

                                1997     1996     1995
Statutory federal
    income tax rate             34.0%    34.0%    34.0%
Increases (decreases):
    State income taxes,
      net of federal tax
      benefit                    4.9      4.6      6.1
    Amortization of
      goodwill & intangibles     1.1      1.6      3.5
    Research & development
       tax credits               (.8)      --     (7.5)
    Other                         .4      (.7)     (.5)
                                39.6%    39.5%    35.6%

    Income tax payments for 1997, 1996 and 1995 were approximately $3,872,000, $2,749,000, and $1,463,000, respectively.

    At June 30, 1997, the Company had unused research and development and investment tax credits of $412,000 and $51,000, respectively, and an unused capital loss carryforward of $450,000 that expire in years 1997 through 2006. For financial reporting purposes, a valuation allowance has been recognized to fully offset the deferred tax assets related to those carryforwards. When realized through a reduction in the valuation allowance, the tax benefit from the tax credit carryforwards of $463,000 will be applied to reduce goodwill related to a prior acquisition. Such reduction was $180,000 in 1997.

Note 5 -- Research & Development Costs

    Research and development costs were $9,990,000, $7,374,000 and $7,892,000 for 1997, 1996 and 1995, respectively.

Note 6 -- Shareholders' Equity

    Incentive Stock Option Plans: The Company has three incentive stock option plans - the 1985, 1988 and 1996 Plans (the Plans). The 1985 Plan expired and has no options outstanding as of June 30, 1997. Under the 1988 and 1996 Plans, 300,000 shares and 400,000 shares, respectively, of Common Stock have been reserved for issuance. The Plans permit the granting of qualified stock options to officers and key employees. The option price per share under the Plans is not to be less than the fair market value of a share of Common Stock on the date of grant. All grants are made by the Compensation Committee.

    Nonqualified Stock Option Plan: In November 1992, shareholders of the Company approved the 1992 Nonqualified Stock Option Plan whereby all employees of the Company are eligible to be granted nonqualified stock options. A total of 500,000 authorized but unissued or treasury shares of the Company's Common Stock were reserved for grant under the plan. The Compensation Committee determines the time or times at which options will be granted, selects the employees to whom options will be granted, and determines the number of shares covered by each option, purchase price, time of exercise and other terms.

    Outside Director Plan: In November 1989, an Outside Director Compensation, Stock Option and Retirement Plan (Outside Director Plan) was approved by the shareholders. The Outside Director Plan provides that each director who is not an employee of the Company will be granted an option to purchase 1,000 shares of the Company's Common Stock on the third business day after the annual meeting of the shareholders in each of the next ten years, commencing in 1989. The total number of shares to be issued under the Outside Director Plan cannot exceed 60,000 shares. The option price under the Outside Director Plan is not to be less than 100% of the fair market value of a share of Common Stock on the date of grant.

    The following table summarizes information concerning options outstanding and exercisable at June 30, 1997 for all plans:

    Options Outstanding                          Options Exercisable

                       Weighted-
                        Average    Weighted-               Weighted-
Range of               Remaining   Average                 Average
Exercise    Number    Contractual  Exercise     Number     Exercise
Prices    Outstanding     Life       Price    Exercisable    Price
$2 - $6      2,298        3.94      $ 2.97       2,298      $ 2.97
$6 - $8    167,767        5.90      $ 6.89     129,969      $ 6.86
$8 - $11    36,500        8.11      $ 9.52      29,500      $ 9.67
$11 - $13  191,367        7.42      $11.69      93,955      $11.83
$13 - $16   95,500        9.20      $15.67       6,000      $15.17

    Shares exercisable at June 30, 1997 and 1996 were 261,722 and 270,893, respectively.

    Stock option activity during 1995-1997 is summarized below:

                                        Weighted
                                        Average
                                        Exercise
                               Shares    Price

Unexercised at July 1, 1994   521,593   $  7.39
Granted                       245,500     10.25
Exercised                     (92,878)     6.83
Canceled or expired           (31,075)     7.45
Unexercised at June 30, 1995  643,140      8.49
Granted                        69,867     13.12
Exercised                     (77,928)     7.03
Canceled or expired           (58,620)     8.07
Unexercised at June 30, 1996  576,459      9.35

                                        Weighted
                                        Average
                                        Exercise
                               Shares    Price
Granted                        70,000    15.73
Exercised                    (132,077)    7.67
Canceled or expired           (20,950)   10.84

Unexercised at June 30, 1997  493,432   $10.63

    The Company accounts for stock option awards as prescribed by Accounting Principles Board Opinion No. 25. Accordingly, no compensation cost has been recognized in the Consolidated Statements of Income. Had the Company recorded compensation expense for the fair value of the options granted in fiscal 1997 and 1996, as provided by SFAS 123, the Company's net income and net income per common share would have been as follows:

                                1997       1996
Net income (in thousands)
    As reported                $6,646     $4,761
    Pro forma                   6,479      4,726
Net income per common share
    As reported                $ 1.18     $ 0.84
    Pro forma                    1.15       0.84

    Because SFAS 123 is applicable to options granted subsequent to June 30, 1995, and the options have vesting periods up to five years, the pro forma effect will not be fully reflected until 2000.

    In order to calculate the fair value at the date of grant, the Company used the Black-Scholes option pricing model. The following assumptions were used for both 1997 and 1996: expected option term -- 6 years, risk free interest rate -- 6%, stock price volatility factor -- .45 and no dividend yield. The weighted average fair value of options granted during 1997 was $6.61.

    Restricted Stock Grant Plan: On February 27, 1989, the     shareholders
of the Company approved a restricted stock grant plan whereby officers and key employees may be granted restricted shares of the Company's Common Stock. The restrictions lapse over various vesting periods not to exceed ten years. A total of 300,000 authorized but unissued or treasury shares of the Company's Common Stock were reserved for grant under the plan. These restricted shares may be granted at a price equal to par value. In 1997 and 1995, the Company made grants of 1,000 shares and 9,600 shares, respectively. There were no grants made in 1996.

    The market value of restricted shares granted is being amortized as compensation expense over the vesting period. Total expense of $16,000 and $62,000 was recognized in 1997 and 1995, respectively, in connection with the restricted stock grant plan. The shares reserved for future grants are 84,694 as of June 30, 1997.Shareholder Rights Plan: The Board of Directors of the Company adopted a Shareholder Rights Plan on February 28, 1989, whereby common stock purchase rights (the Rights) were distributed as a dividend at the rate of one Right for each share of the Company's Common Stock held as of the close of business on March 10, 1989. The Rights will expire on February 27, 1999. Each Right entitles shareholders to buy one share of common stock of the Company at an exercise price of $50 per share. The Rights are exercisable only if a person or group acquires beneficial ownership of 20% or more of the Company's Common Stock or announces a tender or exchange offer upon consummation of which such person or group would beneficially own 20% or more of the Common Stock.

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

    Sales include $21,084,000, $12,400,000 and $16,400,000 in 1997, 1996 and
1995, respectively, to the United States government.

    Export sales to unaffiliated customers by destination of sales are summarized as follows (in thousands):

                        Years ended June 30

                      1997     1996      1995

Europe              $14,631  $ 8,622    $ 5,184
Western Hemisphere    6,389    5,883      4,884
Pacific Rim          15,078   14,653     10,090
Other                 2,993    4,034      5,523
                    $39,091  $33,192    $25,681

    For fiscal 1997, sales and income before income taxes generated by the Company's foreign operations were $15,739,000 and $1,458,000, respectively. At June 30, 1997, identifiable assets of the foreign operations were $10,604,000.

Note 8 -- Benefit Plans

    Retirement Plan: The Company has a trusteed defined contribution retirement plan for substantially all employees. Company contributions are discretionary with respect to the plan. Employee benefits are based on amounts accumulated from contributions and investment gains or losses. Because it is a defined contribution plan, there are no unfunded past service costs. Total retirement plan expenses for 1997, 1996 and 1995 were $1,268,000, $1,083,000 and $1,036,000, respectively.

    Directors Retirement Plan: The Company maintains an unfunded retirement plan for nonemployee directors of the Company. Benefits are not to exceed a maximum length of 10 years of service and are payable when the Plan's requirements are satisfied. The estimated liability of $403,000 at June 30, 1997 is included in the balance sheet caption Other Liabilities and Accrued Expenses.

    Savings and Investment Plan: The Company has a savings and investment plan for substantially all employees under Section 401(k) of the Internal
Revenue Code. Employees may contribute      to the plan up to 12% of their
salary. Matching Company contributions are discretionary with respect to the plan. During 1997, 1996 and 1995, the Company matched 50% of each employee's contribution up to 4% of their salary. Company contributions charged to expense in 1997, 1996 and 1995, were $345,000, $298,000 and $254,000, respectively.

    Incentive Bonus Plan: The Company has established a bonus plan payable to all employees based on pre-established operating income goals approved by the Board of Directors. Total bonus plan expenses for 1997 and 1996 were $1,426,000 and $783,000, respectively. No expenses were incurred in 1995.

    VEBA Trust: The Company has a voluntary employees' beneficiary association (VEBA), which funds certain employee welfare plan benefits. The Company is obligated to fund a trust as needed to provide for actual claims and trust expenses incurred. Total VEBA expenses for 1997, 1996 and 1995 were $1,378,000, $1,183,000 and $1,206,000, respectively.

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

Jeffrey A. Bloomer

Treasurer and Chief Financial Officer






REPORT OF ERNST & YOUNG LLP INDEPENDENT AUDITORS

Board of Directors
IFR Systems, Inc.

    We have audited the accompanying consolidated balance sheets of IFR Systems, Inc. as of June 30, 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IFR Systems, Inc. at June 30, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1997, in conformity with generally accepted accounting principles.

Indianapolis, Indiana
July 29, 1997