Form 10-K405, Exhibit 13
period 1998-06-30
IFR SYSTEMS INC
filed 1998-09-25
CIK 785546

                            PERFORMANCE HIGHLIGHTS

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE)         1998           1997           1996            1995            1994
--------------------------------------------------------------------------------------------------------------------
Income Statement Data
            Sales                              $148,069       $103,517        $89,997        $75,994        $65,073
            Operating Income (Loss)             (11,905)        10,907          8,316          3,683          2,002
            R & D Expense                        14,062          9,990          7,374          7,892          7,505
            Net Income (Loss)                   (15,937)         6,646          4,761          2,251            987

--------------------------------------------------------------------------------------------------------------------
Balance Sheet Data
            Total Assets                       $190,757       $ 65,830        $60,713        $58,402        $51,232
            Working Capital                      49,692         33,515         27,273         22,948         21,498
            Shareholders' Equity                 32,081         48,154         43,368         38,636         34,802
            Long-term Debt and
               Capital Lease Obligations        100,080          3,765          2,755          4,981          3,419

--------------------------------------------------------------------------------------------------------------------
Profitability Ratios
            Gross Margin                           36.5%          40.8%          37.7%          37.5%          36.3%
            Net Income (Loss)                     (10.8)           6.4            5.3            3.0            1.5
            Effective Income Tax Rate               2.9           39.6           39.5           35.6           41.6
            Return on Assets                      (12.4)          10.5            8.0            4.1            2.0
            Return on Equity                      (39.7)          14.5           11.6            6.1            2.9

--------------------------------------------------------------------------------------------------------------------
Per Share
            Diluted Net Income (Loss)            $(1.95)         $0.79          $0.56          $0.27          $0.13
            Book Value                             4.90           5.43           4.84           4.49           4.35
            Dividends                              0.07             --             --             --             --

--------------------------------------------------------------------------------------------------------------------

                        1998 SALES - PRINCIPAL MARKETS
                                (IN THOUSANDS)

                                                                      U.S. PARTS
         U.S. DOMESTIC        INTERNATIONAL       U.S. GOVERNMENT     & SERVICE
           $45,493              $76,940               $16,534           $9,102
             ---                   ---                  ---              ---

-------------31%-------------------52%------------------11%---------------6%

                                  [ARTWORK]

                               FINANCIAL REVIEW

QUARTERLY FINANCIAL DATA

The following quarterly financial data summarizes the unaudited quarterly results for the years ended June 30, 1998 and 1997.

(Dollars in thousands except net income per share.)

                                    QUARTERS ENDED

--------------------------------------------------------------------------------------------------
FISCAL 1998                             SEPTEMBER 30,   DECEMBER 31,     MARCH 31,     JUNE 30,
                                            1997           1997            1998          1998
--------------------------------------------------------------------------------------------------
Sales                                      $25,521        $27,539       $ 45,778        $49,231
Gross Profit                                10,937         12,223         14,526         16,430
Net Income (Loss)                            1,875          2,291        (16,984)        (3,119)
Diluted Net Income (Loss) Per Share        $  0.22        $  0.26       $  (2.08)       $ (0.38)

--------------------------------------------------------------------------------------------------
FISCAL 1997                             SEPTEMBER 30,   DECEMBER 31,     MARCH 31,     JUNE 30,
                                            1996           1996            1997          1997
--------------------------------------------------------------------------------------------------
Sales                                      $23,258        $26,987        $26,238        $27,034
Gross Profit                                 8,864         10,702         10,933         11,722
Net Income                                   1,210          1,616          1,726          2,094
Diluted Net Income Per Share               $  0.14        $  0.19        $  0.20        $  0.25


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD LOOKING STATEMENTS

     In addition to historical information, this report contains forward-looking statements and information that is based on management's beliefs and assumptions, as well as information currently available to management. When used in this document, the words "anticipate", "estimate", "expect", "intend", "believe", and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable and are based on reasonable assumptions within the bounds of its knowledge of its business and operations, it can give no assurance that such expectations will prove to be correct and that actual results will not differ materially from the Company's expectations. Such forward-looking statements speak only as of the date of this report, and the Company cautions readers not to place undue reliance on such statements.
     Factors that could cause actual results to differ from expectations include: (1) the degree and nature of competition, including pricing pressure and the development of new products or discoveries of new technologies by competitors, (2) fluctuations in the global economy and various foreign countries including recent developments adversely affecting the economies of various Asian countries, (3) demand for the Company's products, (4) loss of significant customers, (5) the Company experiencing delays in developing new products and technologies, (6) the ability of the Company to continue the transition to digital technologies in the communications test equipment products, (7) the failure of such technologies or products to perform according to expectations, (8) difficulties in manufacturing new products so they may be profitably priced on a competitive basis, (9) lack of adequate market acceptance of new products or technologies, (10) changes in products or sales mix and the related effects on gross margins, (11) availability of components, parts, and supplies from third party suppliers on a timely basis and at reasonable prices, (12) currency fluctuations, (13) inventory risks due to changes in market demand or the Company's business strategies, (14) unanticipated problems arising from the failure of one or more suppliers or customers of the Company or others to be able to maintain normal business operations after 1999 because of "Year 2000" computer difficulties, (15) inability to hire sufficient personnel at reasonable levels of compensation and other labor problems, (16) inability to realize anticipated efficiencies and savings from the Company's recent acquisition of Marconi Instruments Limited, and (17) other risks described herein.

FISCAL 1998 VS. 1997

     The Company completed the purchase of Marconi Instruments Limited on February 6, 1998, resulting in fiscal 1998 purchase accounting related adjustments, specifically the $15,700,000 write off of in-process research and development and $11,844,000 of inventory valuations increasing cost of products sold which are recorded in the third and fourth quarter of fiscal 1998.
     Sales for fiscal year 1998 were $148,069,000 compared to $103,517,000 in fiscal year 1997, which represents an increase of 43 percent. The current year includes approximately five months sales valued at $47,052,000 from the Marconi acquisition. Excluding the acquisition, sales declined by $2,270,000 or two percent due to lower sales of communications test instruments to government and commercial customers. International sales increased from $39,091,000 (38 percent of sales) in fiscal year 1997 to $76,940,000 (52 percent of sales) in fiscal year 1998. The increase in international sales is due to the purchase of Marconi and their presence in the foreign markets. The majority of the increase in international sales took place in Europe and the Pacific Rim.
     Gross profit decreased from 41 percent in fiscal year 1997 to 37 percent in fiscal year 1998. The current year includes $11,844,000 (eight percent of sales) of non-recurring charges due to the recording of inventory valuations related to the Marconi acquisition. Excluding the acquisition related charges, the normalized gross profit increased to 45 percent. This increase is due to a higher mix of fiber optic test equipment, completion of the Army SINCGARS contract in March 1997 and introduction of higher margin commercial communication test equipment.
     Operating expenses increased 15 percent to 45 percent of sales due to a non-recurring write-off ($15,700,000) of in-process research and development technology related to the Marconi acquisition. Excluding the effect of the acquisition adjustment, operating expenses were 34 percent compared to 30 percent in fiscal year 1997. Engineering expenses increased slightly as a percentage of sales from 10.8 percent in fiscal year 1997 to 11.6 percent for fiscal year 1998. This is due to the increased focus on the development of new test instruments for the fiber optics and emerging wireless digital telecommunications markets. Selling expenses increased as a percentage of sales from 11 percent in fiscal year 1997 to 14.1 percent for fiscal year 1998. The three percent increase is due to the utilization of a direct sales force after the purchase of Marconi and the increased cost of marketing communications due to the purchase. Administrative expenses decreased slightly as a percentage of sales from 8.5 percent in fiscal year 1997 to 8.3 percent for fiscal year 1998. The amount expensed to purchased in-process research and development in fiscal 1998 ($15,700,000) arose from the acquisition of Marconi Instruments Limited.
     Operating income as a percent of sales decreased from 11 percent for fiscal year 1997 to a negative eight percent for fiscal year 1998. Excluding the non-recurring acquisition adjustments noted above, normalized operating income is $15,639,000 or 11 percent of sales and remained unchanged as a percent of sales from last year.
     Interest expense increased by $3,311,000 compared to the prior year. Short-term bank borrowings increased $10,670,000 and long-term debt increased $100,000,000 related to the acquisition (see Note 3). Interest income increased $202,000 over the prior year. Other expense was $23,000 compared to other income of $554,000 in the prior year. The other income in fiscal year 1997 was primarily due to the foreign exchange rate translation gains.
     Excluding the effect of the acquisition adjustments, the effective income tax rate was 37.1 percent for fiscal year 1998 compared to 39.6 percent for fiscal year 1997.
     Net income (loss) as a percentage of sales declined to a negative 10.7 percent from a prior year net income of 6.4 percent. The change of 17.1 percent is due to the purchase of Marconi. The components include the $15,700,000 in-process research and development (negative 10.6 percent) and the $11,844,000 inventory valuation (negative 5.5 percent) and the increased interest expense incurred in the purchase of Marconi (negative 1.5 percent). Fiscal 1998 net income is 6.8 percent of sales after normalization of these components. In future years, only the interest component will be retained.

FISCAL 1997 VS. 1996

     Sales for fiscal year 1997 were $103,517,000 compared to $89,997,000 in fiscal year 1996, an increase of 15 percent. International sales increased from $33,192,000, or 37 percent of sales in fiscal year 1996 to $39,091,000, or 38 percent of sales in fiscal year 1997. The majority of the increase in international sales took place in Europe. Sales of avionics test equipment were up seven percent over fiscal year 1996. Test and measurement equipment sales decreased 17 percent compared to fiscal year 1996. This decrease is related to product line changes during the year, resulting in the distribution base depleting their stock on hand before ordering new inventory. Sales of communication test equipment were up 21 percent. This increase was primarily driven by sales of SINCGARS equivalent test equipment to the military. Sales of fiber optics test equipment increased 15 percent over fiscal year 1996. The majority of this increase was in sales of production and lab test equipment to fiber optic manufacturers.
     Gross margin increased from 38 percent for fiscal year 1996 to 41 percent for fiscal year 1997. This is primarily due to the increase in fiber optics test equipment and communications test equipment sales. With the increase in sales, the fixed portion of the cost of sales has decreased as a percent of sales resulting in additional improvements in the gross margin.
     Operating expenses increased as a percent of sales from 28 percent for fiscal year 1996 to 30 percent for fiscal year 1997. Selling expenses remained unchanged as a percent of sales. Engineering expenses increased one percent as a percent of sales over fiscal year 1996. This increase was planned and is intended to support the Company's long term growth plans. Administrative expenses increased one percent as a percent of sales for fiscal year 1997. This increase is related to recruiting costs associated with hiring additional engineering professionals. Operating income as a percent of sales increased from nine percent for fiscal year 1996 to 11 percent for fiscal year 1997.
     Interest expense decreased $184,000 or 24 percent compared to fiscal year 1996. Short-term bank borrowings decreased $2.7 million for the year. Other income increased $303,000 over fiscal year 1996. This was primarily due to the foreign exchange rate translation gains recorded in the books of PK Technology Ltd. (formerly York Technology Ltd.) for normal trading activity in the intercompany loan account.
     The Company has recorded, for financial reporting purposes, a valuation allowance for deferred tax assets aggregating $620,000, for capital loss carryforwards and tax credit carryforwards related to the acquisition of PK Technology, Inc. (formerly Photon Kinetics, Inc.). When realized through a reduction in the valuation allowance, the tax benefit from the tax credit carryforwards will be applied to reduce goodwill. The Company evaluates the realizability of the deferred tax assets quarterly. See Note 4 of the Notes to Consolidated Financial Statements for further discussion.
     The effective income tax rate was 39.5 percent for fiscal 1996 as compared to 39.6 percent for fiscal year 1997.

YEAR 2000 MATTERS

     The Company, like all other companies, is confronted with so-called "Year 2000" issues that might arise as a result of existing computer programs and systems not being able to properly recognize a date in a year that begins with "20" rather than "19". Year 2000 problems can arise (a) because the operating, manufacturing, and the information technology equipment operated by the Company fails to operate properly after December 31, 1999 (is not "Year 2000 compliant"), (b) because the Company's products will not operate properly after that date, or (c) because material customers and vendors of the Company, or public utilities, financial systems, or others on whom the Company is dependent are unable to conduct their business operations normally because of Year 2000 problems.
     Because of the pervasive nature of computers and computer systems in the Company's products and equipment, as well as throughout the nation and world, it is impossible for the Company to provide any assurance that its efforts at identifying and remedying Year 2000 issues will be totally effective or that Year 2000 problems of others will not have a material adverse effect on the Company's operations and profits notwithstanding any efforts the Company may make. Accordingly, the following discussion contains numerous "forward looking" statements that are subject to the qualifications and cautionary statements contained in this report under the heading "Forward-Looking Statements".
     Based on the results to date of its assessment of the Year 2000 issues of which the Company is aware at this time, the Company does not believe Year 2000 problems will have a materially adverse effect on the Company or its operations. No assurance can be given, however, that the Company has been able to identify all potential Year 2000 problems or that if Year 2000 problems are discovered by the Company in the future, it will be able to resolve them satisfactorily and at an affordable cost.

     IFR Products. The Company has evaluated all of its existing products and is currently evaluating those used by customers and has concluded such products now being manufactured will not require modification in order to be Year 2000 compliant. The Company is still performing an assessment of products in the field that may require modifications.
     IFR's Operating and Manufacturing Equipment. IFR has conducted an assessment of the majority of its manufacturing and other operating equipment and has either upgraded or made arrangements for the upgrading of all material items of equipment that are found not to be Year 2000 compliant. To date, the Company has incurred approximately $200,000 in Year 2000 equipment upgrade expenditures and anticipates spending approximately $100,000 to complete the upgrade process. IFR does not anticipate any serious difficulty in completing the upgrade process and testing its equipment prior to December 31, 1999.
     Information Technology and Accounting Systems. IFR is also completing its assessment of its material information technology and principal accounting systems and believes it has made a substantial portion of the modifications for them to be Year 2000 compliant. Total expenditures to date for such modifications have been approximately $1,300,000 of which approximately $1,100,000 was spent to acquire new equipment or software prior to the time it would otherwise have been acquired. It is anticipated that the Company will incur additional expenditures of approximately $300,000 to upgrade its information technology and accounting systems in order to make them Year 2000 compliant.
     Suppliers and Customers. The Company has written certain of its customers and vendors whose failure to be able to conduct business normally after December 31, 1999, because of Year 2000 problems might materially affect IFR, requesting written information as to their Year 2000 compliance and preparation. The Company has received written responses from most of such customers and vendors that appear to indicate generally they are or expect to be sufficiently Year 2000 compliant. The Company intends to continue to closely monitor the Year 2000 compliance and preparation of its material customers and vendors. This portion of the Company's Year 2000 compliance and assessment program has not resulted in the incurrence of material expenditures by IFR and is not anticipated to do so.
     Potential Effects of Year 2000 Problems. The Company is unable to predict with any degree of certainty the potential consequences to it of Year 2000 issues. Obviously, any sort of major prolonged inability of public utilities or financial systems in any portion of the world where the Company operates manufacturing facilities or has substantial customers or vendors could materially adversely impact the Companys revenue or delay the receipt of revenue and could, theoretically, even cause a national or global economic crisis or downturn. Similarly, the inability of a significant number of the Company's customers or vendors to operate normally, either because of their own Year 2000 problems or because of Year 2000 problems of person on whom they, in turn, are dependent, could have a material adverse impact on the Company. There is also some likelihood that an inability of the Company to deliver its products in the normal manner might cause it to lose customers or incur contractual liability to customers. While the Company has no reason to believe that any of such matters will occur in such a manner as to produce severe economic consequences to the Company, all of these matters are beyond the ability of the Company to predict or quantify with any assurance.
     Contingency Plans. The Company has not adopted any Year 2000 contingency plan. It has not decided whether to do so.

EURO CURRENCY

     On January 1, 1999, eleven of the fifteen member countries of the European Union are scheduled to establish fixed conversion rates between their sovereign currencies, the Eurodollar. IFR has extensive sales to these countries and has significant operations in the United Kingdom. The United Kingdom is not one of the countries that will convert to the Eurodollar. IFR is currently evaluating the materiality of the impact of this change on exchange gains or losses and computer systems.

LIQUIDITY AND CAPITAL RESOURCES

     The Company maintains a strong financial position with working capital of $49,692,000 at June 30, 1998. The Company generated cash from operations of $4,754,000 in fiscal year 1998 and $10,785,000 in fiscal year 1997. The decrease in funds provided was due to an increase in interest expense and accounts receivable and a decrease in accounts payable partially offset by an increase in operating income before non-cash, non-recurring charges.
     Cash flows used in investing activities and cash flows provided in financing activities reflect primarily the acquisition payment and resulting loans.
     A $.033 per share cash dividend was authorized by the Board of Directors and paid in the first and second quarter of fiscal 1998. Certain restrictive covenants concerning the debt incurred with the purchase of Marconi allow for cash dividends to be paid only when certain leverage ratios are obtained.
     On September 20, 1996, the Board of Directors of the Company authorized the repurchase of up to 750,000 shares of the Company's common stock. The main purpose of the shares buyback program is to offset stock option exercises from treasury stock and as a utilization of excess cash flow during the year. As of June 30, 1998, the Company had purchased 470,000 shares under the program. Certain restrictive covenants concerning the debt incurred with the purchase of Marconi limit the amount of capital stock allowed to be purchased.
     The Company anticipates that the available line of credit and funds generated from operations will be adequate to meet capital asset expenditures, interest and debt requirements and working capital needs for the next twelve months.

INFLATION

     Changes in product mix from year to year and highly competitive markets make it very difficult to define accurately the impact of inflation on profit margins. The Company believes that during the recent period of moderate inflation it has been able to reduce inflationary effects by vendor partnering arrangements and continuing expense control.

MARKET PRICE DATA

     The Company's common stock is traded on the national over-the-counter market under the NASDAQ symbol IFRS. The approximate number of shareholders of record as of September 7, 1998, was 1,300. The high and low sales prices of the Company's common shares for the fiscal quarters for the past two years are set forth below.

STOCK PRICE PER SHARE

                                      1998                        1997
---------------------------------------------------------------------------------
QUARTERS                       HIGH         LOW           High           Low
First                         22          11 1/2       10 11/16       7 3/16
Second                        23 1/2      15 1/8       11 11/16       9 5/16
Third                         25 1/2      14 1/8       12 3/4         10
Fourth                        22 1/2      17 1/2       12 1/2         9 1/2

                    CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED JUNE 30  (IN THOUSANDS, EXCEPT PER SHARE DATA)            1998            1997           1996
-----------------------------------------------------------------------------------------------------------
SALES                                                              $148,069       $103,517        $89,997
COST OF PRODUCTS SOLD                                                93,953         61,296         56,097
-----------------------------------------------------------------------------------------------------------
           GROSS PROFIT                                              54,116         42,221         33,900

OPERATING EXPENSES:
           Selling                                                   20,859         11,400         10,102
           Administrative                                            12,302          8,781          6,874
           Engineering                                               17,160         11,133          8,608
           Acquired research and development (NOTE 2)                15,700             --             --
-----------------------------------------------------------------------------------------------------------
                                                                     66,021         31,314         25,584
-----------------------------------------------------------------------------------------------------------
           OPERATING INCOME (LOSS)                                  (11,905)        10,907          8,316

OTHER INCOME (EXPENSE):
           Interest income                                              320            118             55
           Interest expense                                          (3,882)          (571)          (755)
           Other, net                                                   (23)           554            251
-----------------------------------------------------------------------------------------------------------
                                                                     (3,585)           101           (449)
-----------------------------------------------------------------------------------------------------------
           INCOME (LOSS) BEFORE INCOME TAXES                        (15,490)        11,008          7,867

INCOME TAXES (NOTE 4)                                                   447          4,362          3,106
-----------------------------------------------------------------------------------------------------------
           NET INCOME (LOSS)                                       $(15,937)      $  6,646        $ 4,761
-----------------------------------------------------------------------------------------------------------
                                                                   ----------------------------------------
NET INCOME (LOSS) PER COMMON SHARE                                 $  (1.95)      $   0.82        $  0.58
-----------------------------------------------------------------------------------------------------------
                                                                   ----------------------------------------
NET INCOME (LOSS) PER COMMON SHARE
           ASSUMING DILUTION                                       $  (1.95)      $   0.79        $  0.56
-----------------------------------------------------------------------------------------------------------
                                                                   ----------------------------------------
AVERAGE COMMON SHARES OUTSTANDING                                     8,191          8,130          8,244
-----------------------------------------------------------------------------------------------------------
                                                                   ----------------------------------------
DILUTIVE COMMON SHARES OUTSTANDING                                    8,191          8,422          8,477
-----------------------------------------------------------------------------------------------------------
                                                                   ----------------------------------------


SEE ACCOMPANYING NOTES.

                         CONSOLIDATED BALANCE SHEETS

JUNE 30 (DOLLARS IN THOUSANDS)                                          1998           1997
----------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
           Cash and cash equivalents                                $    159        $ 2,379
           Accounts receivable, less allowance for doubtful
              accounts of $927 in 1998 and $500 in 1997               41,761         19,707
           Inventories:
              Finished products                                       18,122          8,744
              Work in process                                          9,556          6,517
              Materials                                               19,298          7,144
----------------------------------------------------------------------------------------------
                                                                      46,976         22,405
           Prepaid expenses and sundry                                 4,083             99
           Deferred income taxes (NOTE 4)                              4,025          2,191
----------------------------------------------------------------------------------------------
           TOTAL CURRENT ASSETS                                       97,004         46,781

PROPERTY AND EQUIPMENT
           Land                                                        4,728             55
           Buildings                                                  10,095          4,622
           Machinery                                                  23,519         13,554
           Allowances for depreciation (deduction)                   (10,917)       (10,053)
----------------------------------------------------------------------------------------------
                                                                      27,425          8,178

PROPERTY UNDER CAPITAL LEASE (NOTE 3)
           Building                                                   2,754           2,676
           Machinery                                                  2,179           1,085
           Allowances for depreciation (deduction)                   (1,616)         (1,278)
----------------------------------------------------------------------------------------------
                                                                      3,317           2,483

OTHER ASSETS (NOTE 2)
           Cost in excess of net assets acquired and other
              intangibles, less accumulated amortization of
              $5,928 in 1998 and $4,111 in 1997                      42,454           8,202
           Developed technology, less accumulated
              amortization of $390 in 1998                           18,410              --
           Other                                                      2,147             186
----------------------------------------------------------------------------------------------
                                                                     63,011           8,388
----------------------------------------------------------------------------------------------
TOTAL ASSETS                                                       $190,757         $65,830
----------------------------------------------------------------------------------------------
                                                                   ---------------------------

JUNE 30 (DOLLARS IN THOUSANDS)                                          1998           1997
----------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
           Short-term bank borrowings (NOTE 3)                      $ 11,000        $   330
           Accounts payable                                           11,168          3,649
           Accrued compensation and payroll taxes                      8,169          5,634
           Accrued warranty expense                                    1,708            862
           Other liabilities and accrued expenses (NOTE 8)            10,961          1,360
           State and local taxes                                         621            426
           Federal income taxes                                           --            830
           Current maturity of capital lease obligations                 185            175
           Current maturity of long-term debt                          3,500             --
----------------------------------------------------------------------------------------------
           TOTAL CURRENT LIABILITIES                                  47,312         13,266

CAPITAL LEASE OBLIGATIONS (NOTE 3)                                     3,580          3,765

LONG-TERM DEBT (NOTE 3)                                               96,500             --

DEFERRED INCOME TAXES (NOTE 4)                                        11,284            645

SHAREHOLDERS' EQUITY (NOTE 6):
           Preferred Stock, $.01 par value:
              Authorized shares - 1,000,000, none issued                  --             --
           Common Stock, $.01 par value:
              Authorized shares - 50,000,000
              Issued shares - 9,266,250                                   93             62
           Additional paid-in capital                                  7,121          6,400
           Cost of common stock in treasury - 1,065,313
              shares in 1998 and 1,130,014 shares in
              1997 (deduction)                                        (8,679)        (8,040)
           Cumulative translation adjustment                             386             58
           Retained earnings                                          33,160         49,674
----------------------------------------------------------------------------------------------
           Total shareholders equity                                  32,081         48,154


----------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                          $190,757        $65,830
----------------------------------------------------------------------------------------------
                                                                    --------------------------


SEE ACCOMPANYING NOTES.

               CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                    COMMON STOCK     ADDITIONAL   TREASURY STOCK      CUMULATIVE
                                                 ------------------   PAID-IN   -------------------   TRANSLATION     RETAINED
(IN THOUSANDS)                                   SHARES      AMOUNT   CAPITAL    SHARES      AMOUNT   ADJUSTMENTS     EARNINGS
-------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1995                         9,266        $62     $6,187    (1,035)   $(5,880)       $   --       $ 38,267
Net income                                          --         --         --        --         --            --         4,761
Translation adjustments                             --         --         --        --         --          (149)           --
Purchases for treasury                              --         --         --       (75)      (565)           --            --
Incentive stock options exercised                   --         --       (187)      117        668            --            --
Tax benefit from exercise of stock options          --         --        140        --         --            --            --
Conversion of Photon notes                          --         --         (5)       12         69            --            --

-------------------------------------------------------------------------------------------------------------------------------

BALANCE AT JUNE 30, 1996                         9,266         62      6,135      (981)    (5,708)         (149)       43,028
Net income                                          --         --         --        --         --            --         6,646
Translation adjustments                             --         --         --        --         --           207            --
Purchases for treasury                              --         --         --      (468)    (4,477)           --            --
Incentive stock options exercised                   --         --       (318)      198      1,331            --            --
Tax benefit from exercise of stock options          --         --        207        --         --            --            --
Payment of York Ltd. note                           --         --        371       120        803            --            --
Restricted stock grants (NOTE 6)                    --         --          5         1         11            --            --

-------------------------------------------------------------------------------------------------------------------------------

BALANCE AT JUNE 30, 1997                         9,266         62      6,400    (1,130)    (8,040)           58         49,674
Net loss                                            --         --         --        --         --            --       (15,937)
Translation adjustments                             --         --         --        --         --           328             --
Purchases for treasury                              --         --         --      (128)    (2,057)           --            --
Incentive stock options exercised                   --         --       (237)      193      1,418            --            --
Stock split effected in the form of a dividend      --         31         --        --         --            --           (31)
Dividends - $.067 per share                         --         --         --        --         --            --          (546)
Tax benefit from exercise of stock options          --         --        958        --         --            --            --

-------------------------------------------------------------------------------------------------------------------------------

BALANCE AT JUNE 30, 1998                         9,266        $93     $7,121    (1,065)   $(8,679)       $  386       $33,160
-------------------------------------------------------------------------------------------------------------------------------
                                                 ------------------------------------------------------------------------------


SEE ACCOMPANYING NOTES.

                     CONSOLIDATED STATEMENTS OF CASH FLOW

YEARS ENDED JUNE 30 (DOLLARS IN THOUSANDS)                                           1998           1997            1996
--------------------------------------------------------------------------------------------------------------------------
Operating activities
               Net income (loss)                                                $ (15,937)      $  6,646        $  4,761
               Adjustments to reconcile net income (loss) to net cash
                 provided by operating activities:
                    Depreciation of property and equipment                          4,234          2,263           2,115
                    Amortization of intangibles                                     2,207            801             837
                    Write off of acquired research and development                 15,700             --              --
                    Deferred income taxes                                          (3,622)          (701)           (718)
                    Deferred compensation expense                                      --             16              --
                    Utilization of acquired tax loss carryforwards                    416            272             530
                    Changes in operating assets and liabilities
                      (net of effects of acquired businesses):
                        Accounts receivable                                        (3,081)        (3,213)         (4,675)
                        Inventories                                                13,810          1,421             235
                        Other current assets                                        1,320             51             146
                        Accounts payable and accrued liabilities                   (7,044)         2,514             497
                        Other current liabilities                                  (4,320)           715             207
--------------------------------------------------------------------------------------------------------------------------
               NET CASH PROVIDED BY
                 OPERATING ACTIVITIES                                               3,683         10,785           3,935

INVESTING ACTIVITIES
               Payments for acquired businesses                                  (108,851)            --              --
               Purchases of property and equipment                                 (4,543)        (3,334)         (1,573)
               Proceeds from sale of equipment                                      1,071             --              --
               Sundry                                                              (1,832)           (32)              2
--------------------------------------------------------------------------------------------------------------------------
               NET CASH USED IN INVESTING ACTIVITIES                             (114,155)        (3,366)         (1,571)

FINANCING ACTIVITIES
               Purchases of capital stock for treasury                             (2,057)        (4,477)           (565)
               Principal payments on convertible securities                            --             --             (34)
               Principal payments on capital lease obligations                       (175)        (2,009)           (238)
               Principal payments on long-term debt                                    --         (1,198)            (22)
               Proceeds from acquisition loan                                     100,000             --              --
               Proceeds from exercise of common stock options                       2,139          1,220             621
               Proceeds from issuance of Industrial Revenue Bond                       --          3,940              --
               Proceeds from short-term bank borrowings                            12,150         29,380          23,365
               Principal payments on short-term bank borrowings                    (3,535)       (32,115)        (25,845)
               Payment of dividends                                                  (546)            --              --
--------------------------------------------------------------------------------------------------------------------------
               NET CASH PROVIDED BY (USED IN)
                     FINANCING ACTIVITIES                                         107,976         (5,259)         (2,718)
                    Effect of exchange rate changes on cash                           276            (47)            (42)
--------------------------------------------------------------------------------------------------------------------------
               INCREASE (DECREASE) IN CASH
                     AND CASH EQUIVALENTS                                          (2,220)         2,113            (396)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                      2,379            266             662
--------------------------------------------------------------------------------------------------------------------------
               CASH AND CASH EQUIVALENTS AT END OF YEAR                          $    159       $  2,379        $    266
--------------------------------------------------------------------------------------------------------------------------
                                                                                 -----------------------------------------


SEE ACCOMPANYING NOTES.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
     The consolidated financial statements include the accounts of all subsidiaries after elimination of intercompany accounts and transactions.

Stock Split
     On November 7, 1997, the Company's Board of Directors approved a three-for-two stock split to be effected in the form of a 50% stock dividend. The additional stock was distributed on December 5, 1997 to shareholders of record on November 21, 1997. All references to number of shares, share prices and per share amounts have been restated to reflect the stock split.

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

Intangible Assets
     The cost in excess of net assets acquired (goodwill) is being amortized by the straight-line method over periods ranging from 10 to 30 years.

Property and Equipment
     Property and equipment is stated at cost. Depreciation is computed by straight-line and double-declining methods at rates based on the estimated useful lives of the assets.

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

Earnings (Loss) Per Share
     In 1998, the Company adopted Statement of Financial Accounting Standards
(SFAS) No. 128, EARNINGS PER SHARE. This statement requires dual presentation of newly defined basic and diluted earnings per share. All per share amounts for prior periods have been restated to conform to SFAS No. 128.
     Basic earnings (loss) per share is calculated based on the weighted-average number of outstanding common shares. Diluted earnings (loss) per share is calculated based on the weighted-average number of outstanding common shares, plus the effect of dilutive stock options. The dilutive securities for the Company only include stock options.

Cash Equivalents
     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Interest Swap Agreements
     The Company is required by the bank syndicate to enter into interest rate swaps to manage interest rate exposures. The Company designates the interest rate swaps as hedges of the underlying debt. Interest expense on the debt is adjusted to include the payments made or received under the swap agreements.

Income Taxes
     Deferred taxes are recognized for the future tax effects of temporary differences between financial and income tax reporting based on enacted tax laws and rates. Federal income taxes are provided on the portion of the income of foreign subsidiaries that is expected to be remitted to the United States and be taxable.

Recently Issued Accounting Pronouncements
     In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 130, REPORTING COMPREHENSIVE INCOME. SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. This statement becomes effective for the Company's fiscal year ending June 30, 1999. The Company believes that comprehensive income in future periods will fluctuate as a result of changes in the cumulative translation account, which is a component of comprehensive income. The Company has not yet evaluated the impact of adoption of SFAS No. 130.
     In July 1997, the FASB issued SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION. Under SFAS No. 131, the Company will report financial and descriptive information about its operating segments. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. The Company plans to adopt SFAS No. 131 on July 1, 1998. The Company has not yet evaluated the impact of adoption of SFAS No. 131.

Reclassification
     Certain amounts in the 1997 consolidated financial statements have been reclassified to conform with the 1998 presentation.

2.  ACQUISITIONS

Marconi Instruments
     On February 6, 1998, IFR acquired for cash all of the issued and outstanding capital stock of Marconi Instruments Limited, Hertfordshire, U.K. (Marconi), from The General Electric Company, p.l.c. (GEC). The purchase price for Marconi was approximately $109,000,000, paid in cash funded primarily by debt (SEE NOTE 3). The acquired business is engaged in the design, manufacture, distribution and sale of test and measurement equipment for the telecommunications and electronics industries. As a result of the acquisition, IFR acquired the foreign subsidiaries of Marconi which conduct business in France, Germany, Spain, and the United States. Marconi also has branches in the Netherlands, Singapore, Hong Kong, and China.
     In addition to containing typical provisions relating to a purchase of a corporate subsidiary for cash, the purchase agreement provides that Marconi and GEC and its subsidiaries grant each other non-exclusive, irrevocable, non-transferable, royalty-free perpetual worldwide licenses to use all intellectual property belonging to any of them and being used by the other prior to the date of the acquisition for the purpose of developing, manufacturing, and selling existing products and any improvement, modification or adaptation of products manufactured or in the course of development at such date. IFR may not make any use of the Marconi trade names after the expiration of nine months from the date of the transaction.
     The acquisition has been accounted for as a purchase and, accordingly, the net assets and results of operations are included in the consolidated financial statements from the effective date of acquisition. The purchase price has been allocated to the assets and liabilities based on their estimated fair values at the date of acquisition as follows
(IN THOUSANDS):

Purchase price per agreement                                        $ 106,939
Direct acquisition costs                                                1,912
------------------------------------------------------------------------------
Total purchase price                                                $ 108,851
------------------------------------------------------------------------------
                                                                    ----------
Total current assets                                                $  61,737
Property and equipment - net                                           20,850
Developed technology (amortized over 20 years)                         18,800
Goodwill (amortized over 30 years)                                     20,824
Other intangible assets (amortized over 1-20 years)                    14,766
Acquired research and development                                      15,700
------------------------------------------------------------------------------
    Total assets                                                      152,677

Total current liabilities assumed                                     (31,530)

Deferred income taxes                                                 (12,296)
------------------------------------------------------------------------------
Total net assets                                                    $ 108,851
------------------------------------------------------------------------------
                                                                    ----------

     The amounts allocated to acquired research and development were determined through established valuation techniques. Since technological feasibility had not been established and no future alternative uses existed, these amounts were expensed upon acquisition.
     Restructuring liabilities of approximately $6.7 million were recorded for costs associated with the shutdown of certain acquired facilities and for severance and related costs. Payments in the amount of $1.8 million have been charged against the liability through June 30, 1998.

York Sensors
     On December 22, 1997, the Company acquired York Sensors Ltd. in Hampshire, U.K. The acquired business is involved in the design and manufacture of distributed temperature sensing (DTS) equipment based on optical time domain reflectometer (OTDR) technology for the electric utility, oil exploration and other industries.
     The Company acquired assets of approximately $930,000 and assumed liabilities of approximately $1,902,000 for a nominal purchase price. This resulted in goodwill of approximately $972,000 which is being amortized over 10 years. The acquisition has been accounted for as a purchase and, accordingly, the net assets and results of operations are included in the consolidated financial statements from the effective date of acquisition. The purchase price has been allocated to the assets and liabilities based on their estimated fair values at the date of acquisition.

     The following pro forma data presents the consolidated results of operations as if the acquisitions had occurred on July 1, 1996, after giving effect to certain adjustments including amortization of intangibles, increased interest expense and related income tax effects. The pro forma data for both years does not include non-recurring charges related to acquired research and development ($15,700,000) and inventory valuations ($11,844,000). The pro forma results have been prepared for comparative purposes only and do not purport to indicate the results of operations which would actually have occurred had the acquisitions been in effect on the date indicated or which may occur in the future. (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                      1998             1997
------------------------------------------------------------------------------
Sales                                               $213,866         $213,271
Net income (loss)                                      7,057            3,593
Net income (loss) per common share                  $    .86         $    .44
Assuming dilution                                   $    .81         $    .43

3.  DEBT AND LEASE ARRANGEMENTS

Long-term debt consisted of the following (IN THOUSANDS):

                                                                       1998
-----------------------------------------------------------------------------
Term Loan A                                                          $ 50,000
Term Loan B                                                            50,000
-----------------------------------------------------------------------------
                                                                      100,000
Less current maturities                                                 3,500
-----------------------------------------------------------------------------
Total long-term debt                                                 $ 96,500
-----------------------------------------------------------------------------
                                                                     --------

TERM LOANS PAYABLE TO BANK: In March, the Company entered into an amended and restated Credit Agreement with the bank syndication (the Agreement) to borrow $100,000,000 in connection with the Marconi acquisition (NOTE 2). Both of the term loans are payable in quarterly installments of principal pursuant to a schedule contained in the Agreement which calls for such payments to increase over the term of the loan. Term Loan A is payable over six years and Term Loan B is payable over seven years. Summary payments by year are as follows (IN THOUSANDS):

1999                                                                 $  3,500
2000                                                                    4,500
2001                                                                    5,500
2002                                                                   10,500
2003                                                                   12,500
Thereafter                                                             63,500
-----------------------------------------------------------------------------
Total                                                                $100,000
-----------------------------------------------------------------------------
                                                                     --------

     Under the terms of the Agreement, borrowings bear interest at a spread over the London Interbank Offered Rate (LIBOR) which varies up to 2.5% per annum depending on the Term Loan and the current leverage ratio as defined in the Agreement. At June 30, 1998, the spread was 1.75% on Term Loan A and 2.25% on Term Loan B. The interest rate on the loans at June 30, 1998 was 7.44% on Term Loan A and 7.94% on Term Loan B.

LINES OF CREDIT: In March 1998, the Company entered into an amended and restated Credit Agreement with the bank syndication (the Agreement) to provide available lines of credit aggregating $30,000,000. The Agreement expires on February 5, 2004. Under the terms of the Agreement, borrowings bear interest at a spread over LIBOR based on certain financial criteria. At June 30, 1998, this spread was 1.75%. The total interest rate on the outstanding portion of the lines of credit were 7.44% at June 30, 1998. The Agreement also includes a counter indemnity with a foreign bank to provide letters of credit and overdraft facilities totaling $8,250,000. As of June 30, 1998, the Company has available lines of credit aggregating $10,750,000.

SWING LINE NOTE: The Credit Agreement allows for swing line loans for an amount not to exceed $5,000,000. At June 30, 1998, the Company had available funds aggregating $5,000,000.

INTEREST SWAP: In February, the Company entered into two separate interest swap agreements for $25,000,000 each. The first agreement is for a fixed interest rate of 5.8% and expires on March 30, 2001 with an option to extend an additional two years. The second agreement is for a fixed interest rate of 6.01% and expires on March 30, 2001. The swap agreements limit the exposure to increased LIBOR rates on the Term Loans.

CAPITAL LEASES: In March 1997, the Company entered into a capital lease to refund and redeem the industrial revenue bonds dated May 1, 1989 which were issued in the original principal amount of $3,500,000 of which $2,330,000 were outstanding; and to finance manufacturing support equipment and building improvements to the existing facility. This lease was entered into in connection with an issuance of industrial revenue bonds dated March 15, 1997 (the 97 Bonds) by the City of Goddard, Kansas (the City). The transaction for the 97 Bonds totaled $3,940,000. All remaining funds after the payoff of the May 1, 1989 Bond are contractually restricted. At June 30, 1998 and 1997, the unused cash balance was $170,203 and $1,594,000, respectively. The Company has guaranteed the future repayment of all amounts due relating to the 97 Bonds. The City has retained title to the facilities and related equipment. The Company has the option to purchase the facilities and equipment for a nominal amount after repayment in full of all amounts due relating to the 97 Bonds. Under the terms of the lease, the Company is required to make quarterly payments in an amount sufficient to pay the principal and interest installments of the 97 Bonds when due. The 97 Bonds mature serially over a 15 year period which commenced May 1, 1997, and are callable for early redemption by the Company on or after May 1, 2004. Upon the occurrence of certain events, the Bonds are subject to immediate redemption at the option of each Bond holder. These events include the acquisition or right to acquire beneficial ownership of 25% of the outstanding Common Stock (unless waived by the Board of Directors), the subsequent determination that the Bonds are taxable or other specified events.
     Amortization for the 97 Bonds is included in depreciation expense. Future minimum lease payments, based upon scheduled redemptions of the
Bonds as of June 30, 1998, are as follows (IN THOUSANDS):

1999                                                                   $  404
2000                                                                      400
2001                                                                      401
2002                                                                      406
2003                                                                      404
Thereafter                                                              3,666
-----------------------------------------------------------------------------
Total minimum lease payments                                            5,681
Amounts representing interest                                           1,916
-----------------------------------------------------------------------------
Present value of minimum lease payments                                 3,765
Current maturities                                                        185
-----------------------------------------------------------------------------
Long-term portion                                                      $3,580
-----------------------------------------------------------------------------

OPERATING LEASES: The Company also leases certain facilities and equipment under operating leases that expire at various dates. The equipment leases provide the Company with the option after the initial lease term to purchase the property at the then fair value, renew its lease at the then fair rental value for a period of one year or return the equip-ment to the lessor. Generally, management expects that after the initial lease term the equipment will be purchased for the then fair value.
     Minimum payments for operating leases having initial or remaining noncancelable terms in excess of one year are as follows (IN THOUSANDS):

1999                                                             $ 2,885
2000                                                               2,143
2001                                                               1,467
2002                                                               1,050
2003                                                                 952
Thereafter                                                        12,191
------------------------------------------------------------------------
Total minimum lease payments                                     $20,688
------------------------------------------------------------------------
                                                                 -------

     Total rent expense for all operating leases amounted to approximately $1,464,000, $825,000, and $625,000 for 1998, 1997 and 1996, respectively.

INTEREST PAID: Interest paid during 1998, 1997 and 1996 was approximately $3,681,000, $555,000, and $730,000, respectively.

4.  INCOME TAXES

     The Company files a consolidated federal income tax return for all U.S. subsidiaries and files group relief or separate returns for foreign subsidiaries. Income reported for federal and foreign tax purposes differs from pre-tax accounting income due to variations between the requirements of the jurisdictional tax codes and the Company's accounting practices.
     For financial reporting purposes, income (loss) before income taxes is as follows (IN THOUSANDS):

                                         1998            1997           1996
------------------------------------------------------------------------------
U.S.                                   $ 10,697        $ 9,550         $7,843
Foreign                                 (26,187)         1,458             24
------------------------------------------------------------------------------
Total                                  $(15,490)       $11,008         $7,867
------------------------------------------------------------------------------
                                       ---------------------------------------

     Income tax expense (benefit) is summarized as follows (IN THOUSANDS):

                                           1998          1997           1996
-----------------------------------------------------------------------------
Federal:
    Current                            $ 2,698         $3,623         $2,236
    Deferred                               580           (817)          (205)
Foreign:
    Current                                512            363             --
    Deferred                            (4,202)           111             --
State                                      859            810            545
Benefit of tax
 carryforwards                              --            272            530
-----------------------------------------------------------------------------
    Income tax expense                 $   447         $4,362         $3,106
-----------------------------------------------------------------------------
                                       --------------------------------------

     Significant components of the Company's deferred tax liabilities and assets as of June 30 are as follows (IN THOUSANDS):

                                                       1998             1997
------------------------------------------------------------------------------
Deferred tax liabilities:
    Tax over book depreciation                      $    717           $  539
    Purchased intangibles                             10,472                9
    Other                                                 95              113
------------------------------------------------------------------------------
Total deferred tax liabilities                        11,284              661
Deferred tax assets:
    Tax credit carryforwards                              51              463
    Capital loss carryforward                            153              153
    Exit costs                                         1,376               --
    Inventory reserve                                    993            1,020
    Accrued vacation                                     372              365
    Warranty reserve                                     290              290
    Allowance for bad debts                              170               --
    Deferred interest                                    351               --
    Other-net                                            473              536
------------------------------------------------------------------------------
Total deferred tax assets                              4,229            2,827
Valuation allowance for deferred tax assets             (204)            (620)
------------------------------------------------------------------------------
Net deferred tax assets                                4,025            2,207
------------------------------------------------------------------------------
Net total deferred tax assets (liabilities)          $(7,259)          $1,546
------------------------------------------------------------------------------
                                                     -------------------------

     At June 30, 1998, the Company had unused investment tax credits of $51,000 and an unused capital loss carryforward of $450,000 that expire in years 1999 through 2006. For financial reporting purposes, a valuation allowance has been recognized to fully offset the deferred tax assets related to those carryforwards. When realized through a reduction in the valuation allowance, the tax benefit from the tax credit carryforwards of $51,000 will be applied to reduce goodwill related to a prior acquisition. Such reduction was $416,000 in 1998.
     Deferred taxes have not been provided on approximately $1,130,000 of undistributed earnings of foreign subsidiaries since substantially all of these earnings are expected to be permanently reinvested in foreign operations. It is not practicable to calculate the deferred taxes associated with these earnings, however, foreign tax credits would be available to reduce federal income taxes in the event of distribution.

     The effective income tax rate varied from the statutory federal income tax rate as follows for the years ended June 30:

                                                1998         1997        1996
------------------------------------------------------------------------------
Statutory federal
    income tax rate                            (34.0)%       34.0%       34.0%
Increases (decreases):
    State income taxes,
    net of federal tax
    benefit                                      3.7          4.9         4.6
    Amortization of goodwill
     and intangibles                             1.9          1.1         1.6
    Acquired Research &
     Development                                34.4           --          --
    Research & Development
     tax credits                                (0.9)         (.8)         --
    Other                                       (2.2)          .4         (.7)
------------------------------------------------------------------------------
                                                 2.9%        39.6%       39.5%
------------------------------------------------------------------------------
                                                ------------------------------

     Income taxes paid during 1998, 1997 and 1996 were approximately $4,569,000, $3,872,000, and $2,749,000, respectively.

5.  RESEARCH AND DEVELOPMENT COSTS

     Research and development costs, excluding the acquired research and development, were $14,062,000, $9,990,000, and $7,374,000 for 1998, 1997 and
1996, respectively.

6.  SHAREHOLDERS' EQUITY

INCENTIVE STOCK OPTION PLANS: The Company has two incentive stock option plans -- the 1988 and 1996 Plans (the Plans). Under the 1988 and 1996 Plans, 450,000 shares and 600,000 shares, respectively, of Common Stock have been reserved for issuance. The Plans permit the granting of qualified stock options to officers and key employees. The option price per share under the Plans is not to be less than the fair market value of a share of Common Stock on the date of grant. All grants are made by the Compensation Committee.

NONQUALIFIED STOCK OPTION PLAN: In November 1992, shareholders of the Company approved the 1992 Nonqualified Stock Option Plan whereby all employees of the Company are eligible to be granted nonqualified stock options. A total of 750,000 authorized but unissued or treasury shares of the Company's Common Stock were reserved for grant under the plan. The Compensation Committee determines the time or times at which options will be granted, selects the employees to whom options will be granted, and determines the number of shares covered by each option, purchase price, time of exercise and other terms.

OUTSIDE DIRECTOR PLAN: In November 1989, an Outside Director Compensation, Stock Option and Retirement Plan (Outside Director Plan) was approved by the shareholders. The Outside Director Plan provides that each director who is not an employee of the Company will be granted an option to purchase 1,500 shares of the Company's Common Stock on the third business day after the annual meeting of the shareholders in each of the next ten years, commencing in 1989.
     The total number of shares to be issued under the Outside Director Plan cannot exceed 90,000 shares. The option price under the Outside Director Plan is the fair market value of a share of Common Stock on the date of grant.
     The following table summarizes information concerning options outstanding and exercisable at June 30, 1998 for all plans:

                          Options Outstanding                               Options Exercisable
-----------------------------------------------------------------  -----------------------------------
 Range of                   Weighted-Average
 Exercise       Number         Remaining       Weighted-Average       Number       Weighted-Average
  Prices     Outstanding    Contractual Life    Exercise Price      Exercisable     Exercise Price
-----------------------------------------------------------------  -----------------------------------
$ 1 - $ 5      169,770            5.45               $ 4.67           166,770            $ 4.48
$ 6 - $ 8      227,485            6.88               $ 7.67           138,301            $ 7.66
$ 9 - $11      141,750            8.21               $10.44            47,750            $10.42
$12 - $18      251,250            9.15               $12.93                --            --
$19 - $22      180,000            9.27               $20.16                --            --

     Stock option activity during 1996-1998 is summarized below:

                       Number of Shares     Weighted-Average    Number of Shares      Weighted-Average
                         Outstanding         Exercise Price        Exercisable         Exercise Price
                       -------------------------------------    --------------------------------------
July 1, 1995                964,710           $  5.66                463,812              $5.20
Granted                     104,801              8.75
Exercised                  (116,892)             4.69
Canceled or expired         (87,930)             5.38

                       -------------------------------------    --------------------------------------

June 30, 1996               864,689              6.23                406,340               5.07
Granted                     105,000             10.49
Exercised                  (198,116)             5.11
Canceled or expired         (31,425)             7.23

                       -------------------------------------    --------------------------------------

June 30, 1997               740,148              7.09                392,583               6.08
Granted                     484,250             17.02
Exercised                  (193,194)             6.03
Canceled or expired         (60,949)            17.86

                       -------------------------------------    --------------------------------------

June 30, 1998               970,255            $11.58                352,821              $6.62
                       -------------------------------------    --------------------------------------
                       -------------------------------------    --------------------------------------

     The Company accounts for stock option awards as prescribed by Accounting Principles Board Opinion No. 25. Accordingly, no compensation cost has been recognized in the Consolidated Statements of Operations. Had the Company recorded compensation expense for the fair value of the options granted in fiscal 1998, 1997 and 1996, as provided by SFAS No. 123, the Company's net income (loss) and net income (loss) per common share would have been as follows:

                                      (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                             1998           1997        1996
------------------------------------------------------------------------------
Net income (loss)      As reported        $(15,937)        $6,646      $4,761
                        Pro forma          (16,636)         6,479       4,726
Net income (loss)
per share - diluted     As reported       $  (1.95)        $ 0.79      $ 0.56
                         Pro forma           (2.03)          0.77        0.56

     Because SFAS No. 123 is applicable to options granted subsequent to June 30, 1995, and the options have vesting periods up to five years, the pro forma effect will not be fully reflected until 2000.
     In order to calculate the fair value at the date of grant, the Company used the Black-Scholes option pricing model with the following assumptions:
(i) dividend yield of 0%, (ii) expected volatility of 46%, 45% and 45%, respectively, for 1998, 1997 and 1996, (iii) weighted average risk-free interest rates of 6% for 1998, 1997 and 1996, and (iv) weighted average expected life of 6 years for 1998, 1997 and 1996. The weighted average fair value of options granted at the market price for 1998 and 1997 were $8.06 and $4.41, respectively. The weighted average fair value and weighted average exercise price of nonqualified options granted below the market price for 1998 was $11.98 and $19.75, respectively.

RESTRICTED STOCK GRANT PLAN: On February 27, 1989, the shareholders of the Company approved a restricted stock grant plan whereby officers and key employees may be granted restricted shares of the Company's Common Stock. The restrictions lapse over various vesting periods not to exceed ten years. A total of 450,000 authorized but unissued or treasury shares of the Company's Common Stock were reserved for grant under the plan. These restricted shares may be granted at a price equal to par value. In 1997, the Company made a grant of 1,500 shares.
     The market value of restricted shares granted is being amortized as compensation expense over the vesting period. Total expense of $16,000 was recognized in 1997 in connection with the restricted stock grant plan. The shares reserved for future grants are 123,541 as of June 30, 1998.

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

7.  INDUSTRY SEGMENTS

     The Company operates exclusively in one dominant industry segment, the electronic test and measurement equipment industry.
     Sales include $16,534,000, $21,084,000, and $12,400,000 in 1998, 1997
and 1996, respectively, to the United States government.
     Export sales to unaffiliated customers by destination of sales are summarized as follows (IN THOUSANDS):

                                                    Years ended June 30
                                               1998        1997         1996
-----------------------------------------------------------------------------
Europe                                       $41,897     $14,631      $ 8,622
Western Hemisphere                             5,469       6,389        5,883
Pacific Rim                                   23,938      15,078       14,653
Other                                          5,636       2,993        4,034
-----------------------------------------------------------------------------
                                             $76,940     $39,091      $33,192
-----------------------------------------------------------------------------
                                             --------------------------------

     For fiscal 1998 and 1997, sales generated by the Company's foreign operations were $63,959,000 and $15,739,000, respectively. Income (loss) before income taxes generated by the Company's foreign operations were ($26,187,000) and $1,458,000, respectively. At June 30, 1998 and 1997, identifiable assets of the foreign operations were $127,157,000 and $10,604,000, respectively.
     The following table sets forth the contribution to total net sales of each of the Company's classes of test instruments for the last three fiscal years (IN THOUSANDS):

                                     1998              1997             1996
-----------------------------------------------------------------------------
Communications                    $ 46,516          $ 44,684          $36,999
Test & Measurement                  21,023             4,644            5,611
Avionics                             8,851             9,445            8,837
Fiber Optics                        39,178            34,410           29,467
Other                               32,501            10,334            9,083
-----------------------------------------------------------------------------
                                  $148,069          $103,517          $89,997
-----------------------------------------------------------------------------
                                  -------------------------------------------

8.  BENEFIT PLANS

RETIREMENT PLAN: The Company has a trusteed defined contribution retirement plan for all U.S. employees. Company contributions are discretionary with respect to the plan. Employee benefits are based on amounts accumulated from contributions and investment gains or losses. Because it is a defined contribution plan, there are no unfunded past service costs. In addition the Company has obligations from the acquisition of Marconi Instruments to fund the Defined Benefit Plan established by GEC. These payments are no longer required after July 31, 1998 as the Company has established a defined contribution plan for foreign employees. Total retirement plan expenses for 1998, 1997 and 1996 were $1,536,000, $1,268,000, and $1,083,000, respectively.

DIRECTORS RETIREMENT PLAN: The Company maintains an unfunded retirement plan for nonemployee directors of the Company. Benefits are not to exceed a maximum length of 10 years of service and are payable when the Plan's requirements are satisfied. The estimated liability at June 30, 1998 and 1997 was $309,000 and $403,000, respectively, and is included in the balance sheet caption Other Liabilities and Accrued Expenses.

SAVINGS AND INVESTMENT PLAN: The Company has a savings and investment plan for substantially all U.S. employees under Section 401(k) of the Internal Revenue Code. Employees may contribute to the plan up to 12% of their salary. Matching Company contributions are discretionary with respect to the plan. During 1998, 1997 and 1996, the Company matched 50% of each employee's contribution up to 4% of their salary. Company contributions charged to expense in 1998, 1997 and 1996, were $357,000, $345,000, and $298,000, respectively.

INCENTIVE BONUS PLAN: The Company has established a bonus plan payable to selected employees based on pre-established operating income goals approved by the Board of Directors. Total bonus plan expenses for 1998, 1997 and 1996 were $700,000, $1,426,000 and $783,000, respectively.

VEBA TRUST: The Company has a voluntary employees' beneficiary association
(VEBA), which funds certain employee welfare plan benefits. The Company is obligated to fund a trust as needed to provide for actual claims and trust expenses incurred. Total VEBA expenses for 1998, 1997 and 1996 were $1,163,000, $1,378,000, and $1,183,000, respectively.

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



/s/ J.A. Bloomer

Jeffrey A. Bloomer
TREASURER AND
CHIEF FINANCIAL OFFICER

                        REPORT OF INDEPENDENT AUDITORS

Board of Directors
IFR Systems, Inc.

     We have audited the accompanying consolidated balance sheets of IFR Systems, Inc. as of June 30, 1998 and 1997, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IFR Systems, Inc. at June 30, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1998, in conformity with generally accepted accounting principles.


                                       ERNST & YOUNG LLP

Indianapolis, Indiana
July 31, 1998